UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

26 January 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo delivers strong performance while investing in sustainable long-term growth

Delivered strong net sales growth, with growth across all regions
-   Reported net sales of £9.4 billion, increased 18.4%, primarily reflecting strong organic net sales growth as well as favourable impacts from foreign exchange, mainly due to the strengthening of the US dollar.
-   Organic net sales grew 9.4%, with growth in all regions. Price/mix of 7.6 percentage points reflects a high single-digit price contribution to net sales growth, premiumisation and organic volume growth of 1.8%.
-   Growth was enabled by our diversified footprint, advantaged portfolio, strong brands and underpinned by favourable industry trends of premiumisation.

Resilient operating margin despite increased cost inflation
-   Reported operating profit grew 15.2% to £3.2 billion. Reported operating margin declined by 92bps, with organic margin expansion more than offset by exceptional operating items and foreign exchange.
-   Organic operating profit grew 9.7% and organic operating margin expanded by 9bps, driven by leverage on operating cost reflecting disciplined cost management, despite inflation.
-   Price increases and supply productivity savings more than offset the impact of absolute cost inflation on gross margin.

Advantaged portfolio and premiumisation drove market share growth
-   Growth was delivered across most categories, primarily scotch, tequila and beer.
-   Premium-plus brands contributed 57% of reported net sales and drove 65% of organic net sales growth.
-   Total trade market share grew or held in over 75%(1) of total net sales value in measured markets.

Continued optimisation of portfolio through acquisitions and disposals
-   Acquired Mr Black, a leading Australian premium-priced coffee liqueur, and Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whisky.
-   Announced an agreement to acquire Don Papa rum, a super-premium, dark rum from the Philippines.
-   Agreed to dispose of Guinness Cameroon S.A., disposed of Archers and completed the disposal and franchising of a portfolio of brands in India.

Invested to sustain long-term growth
-   Increased organic marketing investment by 6.8%, reflecting strong, consistent investment in our brands.
-   Invested £0.4 billion of capex in supply capacity, sustainability, digital capabilities and consumer experiences.

Cash flow generation
-   Net cash flow from operating activities declined by £0.7 million to £1.2 billion.
-   Free cash flow of £0.8 billion, declined £0.8 billion. Operating profit and positive foreign exchange impact were offset by higher year-on-year working capital outflow primarily due to lapping a larger increase in creditors, phasing of spend and higher tax payments.
-   Strong balance sheet, with leverage ratio(2) of 2.5x as at 31 December 2022, at the lower end of our target range, as a result of strong profit performance.

Continued progress in delivering Society 2030 ESG goals and doing business the right way
-   Launched 'Drops of Advice', a new global festive responsible drinking campaign.
-   Announced plans for a hydrogen powered furnace in the UK to create the world's first net zero glass bottles to be produced at scale.
-   Diageo North America was named in the Top 10 Inclusive Companies for 2022.
-   Included in Dow Jones World Sustainability Index for the fifth consecutive year.

Continued creation of long-term shareholder value
-   Increased basic eps by 19.7% to 100.9 pence and pre-exceptional eps by 15.2% to 98.6 pence.
-   Increased declared interim dividend by 5% to 30.83 pence per share.
-   Total shareholder return was 5%, in the top half of our peer group.
-   Expect to complete remaining £0.3 billion of current programme to return up to £4.5 billion of capital to shareholders in February 2023 and return up to an additional £0.5 billion in fiscal 23.

See page 46 for explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.
(1)Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 86% of total Diageo net sales value in the first half of fiscal 23.
(2)Ratio of adjusted net borrowings to adjusted EBITDA. For further details see page 53.

Ivan Menezes, Chief Executive, said:

We have made a strong start to fiscal 23. Organic net sales grew 9%, with growth across all regions, organic volume grew 2%, and organic operating profit grew 10%. In a challenging cost environment, our organic operating margin increased 9 basis points whilst we also continued to invest for the future. Today, Diageo is 36%(1) larger than it was prior to Covid-19, reflecting the strength of our diversified footprint and advantaged portfolio. I want to thank my nearly 28,000 colleagues for their tireless work, focus and agility which has helped us to achieve these results.

Sales growth was supported by our continued focus on premiumising our portfolio, bolstered by strong global premiumisation trends, with our super-premium-plus brands growing organic net sales 12%. As category growth trends continue to normalise following Covid-19, winning quality market share remains a key focus. I am pleased to say that we gained or held share in 75%(2) of total net sales value in our measured markets, demonstrating our strong commercial execution.

We have delivered targeted price increases across all regions, enabled by our expertise in revenue growth management and supported by strong consumer demand for our brands. This, combined with our culture of everyday efficiency, has allowed us to increase our investments. We are investing in world-class brand building, digital and data capabilities and our ambitious 2030 sustainability plan to create a stronger and more resilient business for the long-term.

As we look to the second half of fiscal 23, whilst the operating environment remains challenging, I remain confident in the resilience of our business and our ability to navigate volatility. We believe we are well-positioned to deliver our medium-term guidance of consistent organic net sales growth in the range of 5% to 7% and sustainable organic operating profit growth in the range of 6% to 9% for fiscal 23 to fiscal 25.

Financial performance
Volume (equivalent units)			Operating profit			Earnings per share (eps)
EU136.8m			£3,161m			100.9p
(F22 H1: EU 140.2 m)			(F22 H1: £2,743m)			(F22 H1: 84.3p)
Reported movement	(2)%	↓	Reported movement	15%	↑	Reported movement	20%	↑
Organic movement(3)	2%	↑	Organic movement(3)	10%	↑	Eps before exceptional items(3)	15%	↑

Net sales			Net cash from operating activities			Interim dividend per share
£9,420m			£1,248m			30.83p
(F22 H1: £7,957m)			(F22 H1: £1,947m)			(F22 H1: 29.36p)
Reported movement	18%	↑	F23 H1 free cash flow(3) £817m			Increase	5%	↑
Organic movement(3)	9%	↑	F22 H1 free cash flow(3) £1,575m

(1)Global H1 F23 net sales value 36% ahead of H1 F19 on a constant basis, see page 47 for explanation.
(2)Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 86% of total Diageo net sales value in the first half of fiscal 23.
(3)See page 46 for explanation and reconciliation of non-GAAP measures.

Key financial information
Six months ended 31 December 2022

Summary financial information

		F23 H1	F22 H1	Organic growth %	Reported growth %
Volume	EUm	136.8	140.2	2	(2)
Net sales	£ million	9,420	7,957	9	18
Marketing	£ million	1,577	1,351	7	17
Operating profit before exceptional items	£ million	3,194	2,743	10	16
Exceptional operating items(1)	£ million	(33)	-
Operating profit	£ million	3,161	2,743		15
Share of associate and joint venture profit after tax	£ million	172	190		(9)
Non-operating exceptional items(1)	£ million	16	(31)
Net finance charges	£ million	(292)	(180)
Exceptional taxation credit/(charge)(1)	£ million	70	-
Tax rate including exceptional items	%	21.3	23.3		(9)
Tax rate before exceptional items	%	23.4	23.0		2
Profit attributable to parent company's shareholders	£ million	2,295	1,965		17
Basic earnings per share	pence	100.9	84.3		20
Basic earnings per share before exceptional items	pence	98.6	85.6		15
Interim dividend	pence	30.83	29.36		5
(1)For further details on exceptional items see pages 22 and 34.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit before exceptional items		Operating profit
	%	EUm	%	£ million	%	£ million	%	£ million	%	£ million
North America	(4)	(1.0)	19	553	18	101	10	124	8	98
Europe	(1)	(0.2)	13	227	7	21	13	81	15	95
Asia Pacific	(4)	(2.0)	20	306	15	39	30	136	25	115
Latin America and Caribbean	7	1.0	34	281	42	52	41	138	41	138
Africa	(6)	(1.2)	9	75	10	10	2	4	2	4
Corporate	-	-	91	21	50	3	(26)	(32)	(26)	(32)
Diageo	(2)	(3.4)	18	1,463	17	226	16	451	15	418

Organic growth by region

	Volume		Net sales		Marketing		Operating profit before exceptional items
	%	EUm	%	£ million	%	£ million	%	£ million
North America	(4)	(1.1)	3	88	2	13	(2)	(26)
Europe	0	(0.1)	10	164	3	9	19	106
Asia Pacific	10	3.6	17	250	9	24	27	119
Latin America and Caribbean	6	0.9	20	167	29	37	20	69
Africa	(5)	(1.0)	6	52	8	8	12	23
Corporate	-	-	91	21	33	2	(23)	(30)
Diageo	2	2.3	9	742	7	93	10	261

First half of fiscal 19 to first half of fiscal 23 growth
	Reported net sales growth %(1)	Net sales growth on a constant basis %(1)	Organic volume CAGR %(2)	Organic net sales CAGR %(2)
North America	49	38	2	8
Europe	21	27	4	7
Asia Pacific	31	32	2	7
Latin America and Caribbean	64	64	6	15
Africa	15	32	3	8
Corporate	57	57	6	13
Diageo	36	36	3	8

(1)For further details on first half of fiscal 19 to first half of fiscal 23 growth on a constant basis see pages  47-50.
(2)First half of fiscal 19 to first half of fiscal 23 CAGR indicative, and the impact from disposals, acquisitions and re-classifications may not be fully captured.

See page 46 for explanation and reconciliation of non-GAAP measures.

Net sales (£ million)

Reported net sales grew 18.4%
Organic net sales grew 9.4%
Reported net sales grew18.4%, driven by strong organic growth and a positive favourable foreign exchange impact.

Organic net sales growth of 9.4% reflects organic volume growth of 1.8% and 7.6 percentage points of positive price/mix. All regions delivered growth, despite lapping strong double-digit growth. Price/mix was primarily driven by price increases across all regions.

Net sales	£ million
F22 H1	7,957
Exchange(1)	669
Acquisitions and disposals	(33)
Hyperinflation(2)	85
Volume	142
Price/mix	600
F23 H1	9,420
(1)Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(2)See pages 35 and 47-50 for details of hyperinflation adjustment.

Operating profit (£ million)

Reported operating profit grew 15.2%
Organic operating profit grew 9.7%
Reported operating profit grew 15.2%, mainly driven by growth in organic operating profit and positive impact from exchange rate movements. This was partially offset by the negative impact of exceptional operating items, primarily driven by the supply chain agility programme and the negative impact of acquisitions and disposals.

Organic operating profit grew 9.7%, ahead of organic net sales growth, driven by growth across all regions except North America.

Operating profit	£ million
F22 H1	2,743
Exceptional operating items(1)	(33)
Exchange	201
Acquisitions and disposals	(19)
FVR(2)	(12)
Hyperinflation(3)	20
Organic movement	261
F23 H1	3,161
(1)For further details on exceptional operating items see pages 22 and 34.
(2)Fair value remeasurements. For further details see page 22.
(3)See pages 35 and 47-50 for details of hyperinflation adjustment.

Operating margin (%)

Reported operating margin declined by 92bps
Organic operating margin expanded by 9bps
Reported operating margin declined by 92bps, with organic operating margin expansion more than offset by exceptional operating items, negative impact of foreign exchange, acquisitions and disposals and other items.

Organic operating margin expanded by 9bps, reflecting disciplined cost management despite inflation. Strong operating margin expansion in Asia Pacific and Europe was partially offset by a decline in North America.

Organic gross margin declined by 79bps, primarily driven by cost pressure. Price increases and supply productivity savings more than offset the absolute impact of cost inflation.

Operating margin	ppt
F22 H1	34.5
Exceptional operating items(1)	(0.35)
Exchange	(0.31)
Acquisitions and disposals	(0.08)
Other(2)	(0.27)
Gross margin	(0.79)
Marketing	0.41
Other operating items	0.47
F23 H1	33.6
(1)For further details on exceptional operating items see pages 22 and 34.
(2)Fair value remeasurements and hyperinflation adjustment. For further details on fair value remeasurements see page 22. See pages 35 and 47-50 for details of hyperinflation adjustment.

Basic earnings per share (pence)

Basic eps increased 19.7% from 84.3 pence to 100.9 pence
Basic eps before exceptional items(1) increased 15.2% from 85.6 pence to 98.6 pence
Basic eps increased 16.6 pence, mainly driven by organic operating profit growth and favourable foreign exchange impact, partially offset by higher tax and increased finance charges.

Basic eps before exceptional items increased 13 pence.

Basic earnings per share	pence
F22 H1	84.3
Exceptional items after tax(2)	3.6
Exchange on operating profit	8.6
Acquisitions and disposals(3)	(0.8)
Organic operating profit	11.1
Associates and joint ventures	(0.8)
Finance charges(4)	(3.5)
Tax(5)	(4.0)
Share buyback	1.5
Non-controlling interests	0.5
FVR(6)	(0.5)
Hyperinflation (operating profit)(7)	0.9
F23 H1	100.9

(1)See page 46 for explanation of the calculation and use of non-GAAP measures.
(2)For further details on exceptional items see pages 22 and 34.
(3)Includes finance charges net of tax.
(4)Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments (F23 H1 - £(6) million; F22 H1 - £1 million).
(5)Excludes tax related to acquisitions, disposals and share buybacks.
(6)Fair value remeasurements. For further details see page 22.
(7)Operating profit hyperinflation adjustment movement was £20 million compared to the first half of fiscal 22 (F23 H1 - £20 million; F22 H1 - £nil).

Net cash from operating activities and free cash flow (£ million)

Generated £1,248 million net cash from operating activities(1) and £817 million free cash flow
Net cash from operating activities was £1,248 million, a decrease of £699 million compared to the first half of fiscal 22. Free cash flow decreased by £758 million to £817 million.

Free cash flow decreased as strong growth in operating profit and a favourable foreign exchange impact was more than offset by a higher year-on-year working capital outflow, higher cash tax and interest paid, and increased capital investment.

The higher year-on-year working capital outflow was due to the normalisation of creditors relative to the first half of fiscal 22, as our growth rate began to moderate in the first half of fiscal 23. Creditors increased significantly in the first half of fiscal 22 due to accelerated growth as markets recovered from the impact of Covid-19. Working capital has also been impacted by the phasing of spend in the half, and the increase was also driven by higher investment in inventory, including maturing stock, to deliver supply chain resilience and to support future growth of the business. This higher investment was also impacted by inflation.

The additional cash tax payments were the result of increased profit impacting tax instalments, higher balancing payments and adverse FX movements on our tax liabilities. Higher interest cost reflects the higher interest rate environment globally.

Free cash flow	£ million
F22 H1 Net cash from operating activities	1,947
F22 H1 Capex and movements in loans and other investments	(372)
F22 H1 Free cash flow	1,575
Exchange(2)	201
Operating profit(3)	238
Working capital(4)	(855)
Capex	(54)
Tax	(258)
Interest	(38)
Other(5)	8
F23 H1 Free cash flow	817
F23 H1 Capex and movements in loans and other investments	431
F23 H1 Net cash from operating activities	1,248
(1)Net cash from operating activities excludes net capex (F23 H1 - £(429) million; F22 H1 - £(375) million) and movements in loans and other investments.
(2)Exchange on operating profit before exceptional items.
(3)Operating profit excludes exchange, depreciation and amortisation, post employment charges of £(9) million and other non-cash items.
(4)Working capital movement includes maturing inventory.
(5)Other items include dividends received from associates and joint ventures, movements in loans and other investments and post employment payments.

Return on average invested capital (%)(1)

ROIC increased 37bps
ROIC increased 37bps, mainly driven by organic operating profit growth, partially offset by higher tax, increased capex and maturing stock investment.

Return on average invested capital	ppt
F22 H1	19.3
Exchange	0.51
Acquisitions and disposals	(0.31)
Organic operating profit	2.17
Associates and joint ventures	(0.35)
Tax	(0.94)
Other	(0.71)
F23 H1	19.7
(1)ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see page 52.

Fiscal 23 outlook

Organic net sales
The strong organic net sales growth delivered in the first half of fiscal 23 moderated compared to double-digit fiscal 22 levels, as expected. While we expect the operating environment to continue to be challenging, we are confident in the resilience of our business and our ability to navigate continued cost inflation and global geopolitical and macroeconomic uncertainty.

In North America, organic net sales grew 3% in the first half of fiscal 23. We expect organic net sales growth to continue to normalise through the second half of fiscal 23, compared to the double-digit growth in the prior period. In Europe, we expect organic net sales growth to moderate in the second half of fiscal 23 as we lap on-trade re-opening recovery. In Asia Pacific, Latin America and Caribbean and Africa, we expect continued growth through the second half of fiscal 23, albeit at a moderated pace relative to the strong growth in fiscal 22.

We believe in the fundamental strength of our business and expect our advantaged portfolio to benefit from spirits continuing to gain share of total beverage alcohol (TBA), premiumisation, strategic pricing actions and continued strong investment in marketing and innovation. Our portfolio is well-positioned across geographies, categories and price points. We will use our deep understanding of consumers to quickly adapt to changes in trends and behaviours, while investing strongly in marketing and innovation, and leveraging our revenue growth management capabilities, including strategic pricing actions.

Organic operating margin
In a challenging inflationary environment, we will continue to focus on revenue growth management, including strategic pricing actions. For the second half of fiscal 23, we expect marketing investment to grow ahead of sales growth. We continue to expect organic operating margin to benefit from premiumisation trends, our culture of everyday efficiency and operating leverage, while we continue to invest strongly in marketing.

Exchange
We are not providing specific guidance in relation to foreign exchange for fiscal 23. However, using spot exchange rates of £1=$1.20 and £1=€1.13 as at 31 December 2022, where sterling has depreciated compared to the actual exchange rates experienced in fiscal 22, and applying them to last year's P&L profile for net sales and operating profit, we would see positive exchange impacts of approximately £950 million and £300 million respectively.

Taxation
We expect the tax rate before exceptional items to continue to be in the range of 22.0% to 24.0% in fiscal 23.

Effective interest rate
We expect the effective interest rate to be around 4% in fiscal 23.

Capital expenditure and free cash flow
In fiscal 23, we continue to expect capex for the full year to be in the range of £1.0-1.2 billion. In the second half of fiscal 23, we expect to deliver stronger free cash flow than the first half, as we lap more normalised working capital movements in the second half of fiscal 22.

Medium-term guidance, fiscal 23 to fiscal 25

Organic net sales and organic operating profit
We continue to expect to deliver our medium-term guidance of consistent organic net sales growth in the range of 5% to 7% and sustainable organic operating profit growth in the range of 6% to 9% for fiscal 23 to fiscal 25.

Notes to the business and financial review

Unless otherwise stated:
-   movements in results are for the six months ended 31 December 2022 compared to the six months ended 31 December 2021;
-   commentary below refers to organic movements unless stated as reported;
-   volume is in millions of equivalent units (EUm);
-   net sales are sales after deducting excise duties;
-   percentage movements are organic movements unless stated as reported;
-   growth is organic net sales value movement unless states otherwise; and
-   share refers to value share, except for India which is volume share.

See page 46 for explanation of the calculation and use of non-GAAP measures.

Business review

North America

● Reported net sales grew 19%, primarily driven by a favourable impact from foreign exchange, mainly due to the strengthening of the US dollar, and organic growth.
●   Organic net sales grew 3%, lapping strong double-digit growth in the first half of fiscal 22, reflecting growth in all markets and holding share of TBA. Strong price/mix growth more than offset an organic volume decline.

●   Growth was primarily driven by tequila, which grew 24%, as well as double-digit growth in US whiskey and spirit-based ready to drink. This more than offset the declines in vodka, Canadian whisky, and scotch.

●   US Spirits net sales grew 2%, lapping strong double-digit growth in the first half of fiscal 22. Depletions value growth was ahead of shipments by approximately one percentage point with some variations across certain brands.

● Diageo Beer Company USA (DBC USA) net sales grew 3%, reflecting 14% growth in Guinness, partially offset by a decline in flavoured malt beverages.
●   Organic operating margin declined by 206bps, primarily driven by cost inflation and an adverse category mix. Strategic price increases, productivity savings and lower discretionary expenditures more than offset the absolute impact of cost inflation, and mostly offset the adverse impact on gross margin.

● Marketing investment grew 2% ahead of prior year as we continue to support growth across key categories, primarily tequila and Canadian whisky.

Key financials (£ million):
	F22 H1	Exchange	Acquisitions and disposals	Organic movement	Other(1)	F23 H1	Reported movement%
Net sales	2,964	452	13	88	-	3,517	19
Marketing	548	80	7	13	1	649	18
Operating profit before exceptional items	1,295	146	(6)	(26)	10	1,419	10
Exceptional operating items(2)	-					(26)
Operating profit	1,295					1,393	8

Markets and categories:					Global giants, local stars and reserve(5):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(6)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America	(4)	(4)	3	19	Crown Royal	(10)	(8)	6
					Don Julio	5	20	38
US Spirits(3)	(6)	(5)	2	18	Casamigos	16	27	46
DBC USA(4)	(1)	(1)	3	19	Johnnie Walker	(12)	(7)	6
Canada	(1)	-	7	17	Smirnoff	1	6	21
					Captain Morgan	(3)	1	15
Spirits	(4)	(4)	2	17	Baileys	(10)	(5)	9
Beer	(1)	(1)	3	18	Ketel One(7)	(12)	(14)	(1)
Ready to drink	10	10	18	34	Guinness	9	15	31
					Bulleit whiskey(8)	12	19	37
					Buchanan's	(20)	(12)	1

(1)Fair value remeasurements. For further details see page 22.
(2)For further details on exceptional operating items see pages 22 and 34.
(3)Reported volume movement has been impacted by acquisitions and / or disposals. For further details see pages 48-51.
(4)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(5)Spirits brands excluding ready to drink and non-alcoholic variants.
(6)Organic equals reported volume movement.
(7)Ketel One includes Ketel One vodka and Ketel One Botanical.
(8)Bulleit whiskey excludes Bulleit Crafted Cocktails.

North America contributed	North America organic net sales grew
37% of Diageo reported net sales in first half of fiscal 23	3% in first half of fiscal 23

Market highlights - US Spirits

●    In the first half of fiscal 22, the recovery in the on-trade channel, resilient consumer demand in the off-trade channel and the partial easing of supply chain constraints on certain products, resulted in the replenishment of stock levels by distributors and retailers towards normalised levels on several brands. The impact of lapping this replenishment resulted in depletions being significantly ahead of shipments across some brands in the first half of fiscal 23.

●    Tequila net sales grew 24%, gaining share of the spirits market and the tequila category. Casamigos and Don Julio net sales grew 28% and 20% respectively, with shipments growing ahead of depletions, reflecting strong volume growth, as well as a benefit from price increases.

●    Crown Royal net sales declined 9% while depletions value growth was positive, supported by our NFL partnership, the permanent launch of Crown Royal Peach and the return of Crown Royal Salted Caramel. Market share trajectory continues to improve as the brand recovers from supply constraints on flavoured variants in the first half of fiscal 22.

●    Vodka net sales declined 15%. Smirnoff grew 7%, largely driven by growth of the core variant and flavoured variants, primarily Smirnoff Spicy Tamarind, which are recruiting younger and more diverse consumers. Ketel One net sales declined 14% primarily due to Ketel One Botanical. The Ketel One super-premium core variant held share of the vodka category and depletions value growth was positive. Cîroc net sales declined 46% as distributors adjusted inventory levels in response to lower demand as multicultural consumers were recruited into other spirits categories.

●    Scotch net sales declined 5%. Johnnie Walker net sales declined 10%, however gained share of the scotch category driven by premium-plus variants Johnnie Walker Black Label and Johnnie Walker Blue Label, despite price increases and supply constraints on certain pack sizes. Buchanan's net sales declined 12%, however depletions value growth was positive and the brand gained category share driven by consistent consumer penetration growth among multicultural consumers, underpinned by increased marketing investment. Single malts net sales grew 61%, primarily driven by Lagavulin.

●    Captain Morgan net sales were flat, driven by growth in Captain Morgan Original Spiced, supported by successful sports platforms such as the NFL, which was offset by declines in other variants.

●    Baileys net sales declined 4%, reflecting a decline in Baileys Original. Depletions value growth was ahead of net sales driven by increased media investment and successful holiday innovation.

●    Bulleit whiskey net sales grew 19%, reflecting strong volume growth as the brand lapped glass supply constraints in the first half of fiscal 22, as well as a benefit from price increases. Bulleit whiskey gained share of both the spirits market and the US whiskey category, reflecting strong consumer demand and brand equity.

●    Spirit-based ready to drink(1) net sales grew 12%, driven by the launch of Cîroc Vodka Spritz.

(1)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.

Europe

● Reported net sales grew 13%, driven by organic growth and the hyperinflation adjustment(1) related to Turkey, partially offset by an unfavourable impact from foreign exchange.
● Organic net sales grew 10%, with growth across all markets except Eastern Europe, which was impacted by the winding down of our operations in Russia.
●   Growth was mainly driven by price increases and continued premiumisation, while holding volume. The on-trade benefitted from continued recovery, particularly in Southern Europe which was supported by stronger tourism.

● Spirits net sales grew 9%, with growth across key categories, in particular scotch and vodka.
● Beer net sales grew 18%. Guinness volume grew 6%, and net sales increased 19% driven by price increases and further recovery in the on-trade in Ireland and Great Britain.
● Organic operating margin expanded by 286bps, driven by price increases, premiumisation and productivity savings. These benefits more than offset cost inflation.
● Marketing investment grew 3%, focused on key spirits brands.

Key financials (£ million):
	F22 H1	Exchange	Acquisitions and disposals	Organic movement	Other(2)	Hyperinflation(1)	F23 H1	Reported movement %
Net sales	1,752	(13)	(9)	164	-	85	1,979	13
Marketing	307	3	-	9	-	9	328	7
Operating profit before exceptional items	613	(15)	(8)	106	(22)	20	694	13
Exceptional operating items(3)	-						14
Operating profit	613						708	15

Markets and categories:					Global giants and local stars(5):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(6)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe(4)	-	(1)	10	13	Guinness	6	19	19
					Johnnie Walker	12	23	26
Great Britain(4)	(9)	(8)	1	1	Baileys	1	3	4
Northern Europe	8	8	10	11	Smirnoff	2	16	18
Southern Europe(4)	7	2	14	13	Captain Morgan	(3)	4	6
Ireland(4)	5	6	20	21	Tanqueray	(1)	3	4
Eastern Europe(4)	(18)	(17)	(3)	6	Yenì Raki	(4)	6	36
Turkey	4	4	31	48	J&B	(4)	1	3

Spirits	(1)	(1)	9	13
Beer	5	5	18	19
Ready to drink	3	3	11	14
(1)See pages 35 and 47-50 for details of hyperinflation adjustment.
(2)Fair value remeasurements. For further details see page 22.
(3)Exceptional items are in respect of Diageo's decision, announced on 28 June 2022, to wind down its operations in Russia over the following six months. For further details on exceptional operating items see pages 22 and 34.
(4)Reported volume movement has been impacted by acquisitions and / or disposals. For further details see pages 48-51.
(5)Spirits brands excluding ready to drink and non-alcoholic variants.
(6)Organic equals reported volume movement, except for Smirnoff which had reported volume movement of 3%, Captain Morgan of (2)% and Tanqueray which was flat.

Europe contributed	Europe organic net sales grew
21% of Diageo reported net sales in first half of fiscal 23	10% in first half of fiscal 23

Market highlights
●    Great Britain net sales grew 1%, mostly driven by strong performance in Guinness, supported by price increases and further recovery of the on-trade. Spirits net sales declined, while gaining share, lapping strong double-digit growth in the first half of fiscal 22. Growth in vodka was more than offset by a decline in gin.

●    Northern Europe net sales grew 10%. Growth was broad-based, led by scotch with strong market share growth.

●    Southern Europe net sales grew 14%, reflecting continued recovery in the on-trade and tourism. Growth was mainly driven by strong performance in scotch followed by gin, vodka and rum.

●    Ireland net sales grew 20%, reflecting continued recovery in the on-trade. Growth was mostly driven by price increases and volume growth in Guinness.

●    Eastern Europe net sales declined 3%, due to the suspension of exports to and sales in Russia as announced in March 2022. In the rest of the market, spirits grew double-digit primarily driven by Johnnie Walker premium variants.

●    Turkey net sales grew 31%, with volume growth of 4%. Net sales growth was driven by price increases in response to inflation and increased excise duties. Growth was driven by scotch, raki and vodka.

Asia Pacific

● Reported net sales grew 20%, primarily reflecting strong organic growth and a favourable impact from foreign exchange.
● Organic net sales grew 17%, with strong growth in most markets, notably South East Asia, Travel Retail Asia and Middle East and India.
● Spirits grew 20%, primarily driven by double-digit growth in scotch and IMFL whisky(1).
● Organic operating margin expanded by 258bps as the benefits from the continued recovery of Travel Retail, price increases, and marketing and operational efficiencies more than offset cost inflation.
● Marketing investment grew 9%, with focused investment in scotch in South East Asia, Greater China and India.

Key financials (£ million):
	F22 H1	Exchange	Acquisitions and disposals	Organic movement	F23 H1	Reported movement %
Net sales	1,531	89	(33)	250	1,837	20
Marketing	263	15	-	24	302	15
Operating profit before exceptional items	451	26	(9)	119	587	30
Exceptional operating items(2)	-				(21)
Operating profit	451				566	25

Markets and categories:					Global giants, local stars and reserve(4):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(5)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific(3)	10	(4)	17	20	Johnnie Walker	27	42	46
					Shui Jing Fang(6)	(5)	(7)	-
India(3)	7	(9)	11	10	McDowell's	-	2	9
Greater China	2	2	2	9	The Singleton	40	37	46
Australia	(5)	(5)	3	9	Guinness	13	22	27
South East Asia	44	44	51	56	Smirnoff	18	21	30
North Asia	31	31	29	26	Windsor	56	55	56
Travel Retail Asia and Middle East	88	88	126	124	Baileys	7	13	25

Spirits(3)	9	(5)	20	22
Beer	15	15	21	27
Ready to drink	(1)	(1)	5	10
(1)Indian-Made Foreign Liquor (IMFL) whisky.
(2)For further details on exceptional operating items see pages 22 and 34.
(3)Reported volume movement has been impacted by acquisitions and / or disposals. For further details see pages 48-51.
(4)Spirits brands excluding ready to drink and non-alcoholic variants.
(5)Organic equals reported volume movement.
(6)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Asia Pacific contributed	Asia Pacific organic net sales grew
20% of Diageo reported net sales in first half of fiscal 23	17% in first half of fiscal 23

Market highlights
●    India net sales grew 11%, with volume growth of 7%, driven by strong consumer demand and continued premiumisation. IMFL whisky grew 13% and scotch grew double-digit, driven by Johnnie Walker and Black Dog.

●    Greater China net sales grew 2%, driven by scotch, mostly offset by a decline in Chinese white spirits which continued to be impacted by on-trade restrictions. Scotch grew 20%, driven by strength in Taiwan and mainland China, with strong performance in the super-premium-plus segment.

●    Australia net sales grew 3%, primarily driven by price increases. Growth was led by beer and ready to drink.

●    South East Asia net sales grew 51%, benefitting from a strong return in the on-trade and tourism, following the easing of Covid-19 restrictions.  Scotch grew 49%, mostly driven by Johnnie Walker premium variants and scotch malts.

●    North Asia (Korea and Japan) net sales grew 29%, benefitting from the recovery of the on-trade. Growth was primarily driven by double-digit growth in Johnnie Walker premium-plus variants and Windsor.

●    Travel Retail Asia and Middle East net sales grew triple-digit primarily driven by Johnnie Walker premium-plus variants.

Latin America and Caribbean

● Reported net sales grew 34%, primarily reflecting strong organic growth. Net sales were favourably impacted by foreign exchange, mainly due to a strengthening of the Mexican peso and Brazilian real.
●   Organic net sales grew 20%, with 6% volume growth. Strong double-digit growth, particularly in Brazil, Central America and Caribbean (CCA) and Mexico, primarily driven by price increases and premiumisation.

● Spirits net sales grew 22%, primarily driven by strong double-digit growth in scotch, tequila and vodka.
● Organic operating margin expanded by 1bp. Prices increases, premiumisation and leverage on operating costs offset increases in marketing investment, cost inflation and negative market mix.
● Marketing investment grew 29%, ahead of organic net sales growth with investment in key markets and brands.

Key financials (£ million):
	F22 H1	Exchange	Acquisitions and disposals	Organic movement	F23 H1	Reported movement %
Net sales	819	111	3	167	1,100	34
Marketing	125	14	1	37	177	42
Operating profit	333	69	-	69	471	41

Markets and categories:					Global giants, local stars and reserve(3):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(4)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean(1)					Johnnie Walker	12	24	37
	6	7	20	34	Buchanan's	4	16	25
					Don Julio	31	58	86
Brazil(1)(2)	13	17	33	68	Old Parr	25	39	50
Mexico(1)	(4)	(3)	16	40	Smirnoff	17	19	34
CCA	7	7	22	31	Black & White	7	30	48
South LAC(1)(2)	8	-	15	6	Baileys	(17)	(6)	4
Andean(1)	(12)	(11)	8	6	Tanqueray	(6)	(3)	10

Spirits(1)	6	7	22	36
Beer	1	1	14	24
Ready to drink	1	1	6	20
(1)Reported volume movement has been impacted by acquisitions and / or disposals. For further details see pages 48-51.
(2)From 1 July 2022 Uruguay and Paraguay domestic channels moved on a management basis from PUB (Paraguay, Uruguay and Brazil) to PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) and the new cluster has been called South LAC. This reflects how management reviews performance.
(3)Spirits brands excluding ready to drink and non-alcoholic variants.
(4)Organic equals reported volume movement.

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales grew
12% of Diageo reported net sales in first half of fiscal 23	20% in first half of fiscal 23

Market highlights
●    Brazil net sales grew 33%, with strong volume growth, primarily driven by continued momentum leading to market share gains. Growth in scotch was driven by double-digit growth in Johnnie Walker and triple-digit growth in Old Parr, underpinned by increased marketing investment. Strong double-digit growth in vodka was driven by Smirnoff and Cîroc.

●    Mexico net sales grew 16%, mainly driven by tequila and scotch. Tequila grew strongly, largely driven by price increases, lapping of aged liquid supply constraints in the first half of fiscal 22 and supported by increased marketing investment. In scotch, growth was primarily driven by Johnnie Walker.

●    CCA (Central America and Caribbean) net sales grew 22%, with volume growth of 7%. Growth was driven by price increases and premiumisation, continuing momentum in the on-trade and further tourism recovery in the Caribbean. Scotch net sales grew double-digit, driven by Johnnie Walker and Old Parr.

●    Andean (Colombia and Venezuela) net sales grew 8%, primarily driven by Buchanan's, supported by price increases.

●    South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales grew 15%, with volume growth of 8%, primarily driven by double-digit growth in Argentina and Ecuador, with strong performance in premium-plus scotch.

Africa

● Reported net sales grew 9%, primarily driven by organic growth and a favourable impact from foreign exchange.
● Organic net sales grew 6%, with growth across all markets supported by price increases, partially offset by an organic volume decline.
● Spirits net sales grew 15%, driven by double-digit growth in both mainstream and international spirits, particularly scotch.
● Beer net sales grew 2%, primarily driven by Guinness and Malta Guinness which grew 7% and 5% respectively. This growth was offset by a slow down in Kenya following price and duty increases.
●   Organic operating margin expanded by 126bps, primarily driven by price increases, productivity savings, positive mix and lapping one-off costs, partially offset by cost inflation and increased marketing investment.

● Marketing investment grew 8%, to support premiumisation, key categories and route to consumer opportunities.

Key financials (£ million):
	F22 H1	Exchange	Acquisitions and disposals	Organic movement	F23 H1	Reported movement %
Net sales	868	30	(7)	52	943	9
Marketing	102	3	(1)	8	112	10
Operating profit	176	(23)	4	23	180	2

Markets and categories:					Global giants and local stars(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa(1)	(5)	(6)	6	9	Guinness	(5)	7	10
					Johnnie Walker	22	22	23
East Africa	(4)	(4)	2	10	Smirnoff	(19)	7	10
Africa Regional Markets(1)	(1)	(6)	8	(5)
Nigeria	(6)	(6)	8	19	Other beer:
South Africa	(16)	(16)	10	12
					Malta Guinness	(15)	5	(5)
Spirits(1)	-	1	15	19	Senator	(15)	(4)	2
Beer(1)	(11)	(13)	2	3	Tusker	2	6	14
Ready to drink	(6)	(6)	3	9	Serengeti	7	9	26
(1)Reported volume movement has been impacted by acquisitions and / or disposals. For further details see pages 48-51.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement, except for Malta Guinness, which had reported volume movement of (17)%.

Africa contributed	Africa organic net sales grew
10% of Diageo reported net sales in first half of fiscal 23	6% in first half of fiscal 23

Market highlights
●    East Africa net sales grew 2%, driven by growth in spirits, partially offset by a decline in beer following price and duty increases. Spirits growth was primarily driven by scotch, particularly Johnnie Walker.

●    Africa Regional Markets net sales grew 8%. Spirits growth was primarily driven by strong growth in Johnnie Walker premium variants. Growth in beer was primarily driven by Malta Guinness supported by price increases.

●    Nigeria net sales grew 8%. Spirits growth was driven by Orijin, which benefitted from improved route to consumer and marketing investment. Beer growth was led by Guinness, primarily driven by price increases.

●    South Africa net sales grew 10%, driven by Johnnie Walker premium variants and Smirnoff, partially offset by a decline in gin.

Category and brand review

● Spirits net sales grew 10%, with 3% volume growth. Growth was across most categories, including double-digit performance in scotch, tequila and IMFL whisky.
● Scotch net sales grew 19%, with 7% volume growth. Growth was led by Johnnie Walker, with strong growth of 21% and single malts also grew strongly at 28%.
● Tequila net sales grew 28%, with 15% volume growth, with Don Julio and Casamigos growing strongly in North America.
●   Vodka net sales declined 2% overall, with flat volume. A decline in North America was partially offset by growth across all other regions, including double-digit growth in Europe, Latin America and Caribbean and Asia Pacific.

● Rum net sales grew 5%, driven by Captain Morgan growth across all regions.
● Beer net sales grew 9%, with growth in all regions and double-digit growth of Guinness in Ireland, Great Britain and North America.
● Ready to drink net sales grew 8%, with growth in all regions, including double-digit growth in North America and Europe.

Key categories

	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement %
Spirits(2)	3	10	20
Scotch	7	19	27
Tequila	15	28	48
Vodka(3)(4)	-	(2)	8
Canadian whisky	(6)	(8)	6
Rum(3)	(1)	5	13
Liqueurs	(3)	(1)	5
Gin(3)	-	3	9
IFML whisky	7	13	8
Chinese white spirits	(5)	(7)	-
US whiskey	1	12	29
Beer	(6)	9	13
Ready to drink	-	8	16
(1)Organic equals reported volume movement except for spirits (2)%, tequila 17%, vodka (1)%, liqueurs (1)%,  IMFL whisky (12)%, beer (7)%.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Vodka, rum and gin include IMFL variants.
(4)Vodka includes Ketel One Botanical.

Scotch
27% of Diageo's reported net sales and grew 19%
●    Double-digit growth across all regions, except for a marginal decline in North America. Particularly strong performance in Asia Pacific and Latin America and Caribbean, driven by Johnnie Walker. Growth also reflects continued recovery of Travel Retail with triple-digit growth in Asia Pacific.
●    Johnnie Walker net sales grew 21%, with strong double-digit growth in all regions except North America.
-   Johnnie Walker Black Label grew 26%, with particularly strong growth in Asia Pacific, which grew 52%.
-   Johnnie Walker Blue Label grew 11%, supported by the return of Travel Retail.
-   Johnnie Walker Red Label grew 17%, with strong double-digit growth in Latin America and Caribbean and Asia Pacific.
●    Scotch malts grew 28%, primarily driven by strong double-digit growth in Asia Pacific and North America.
●    Primary scotch brands grew 14%, primarily driven by double-digit growth of Black & White and Black Dog in India.

Tequila
11% of Diageo's reported net sales and grew 28%
●    Growth reflects the strong performance of Don Julio and Casamigos which grew 26% and 29% respectively, driven by North America.

Vodka
9% of Diageo's reported net sales and declined 2%
●    Growth across most regions, and strong market share gains in Europe were offset by a decline in North America.
●    Smirnoff net sales grew 11%, with resilient growth in all regions, particularly Europe and North America.
●    Ketel One net sales declined 11%, driven by North America.
●    Cîroc net sales declined 34%, driven by North America.

Canadian whisky
6% of Diageo's reported net sales and declined 8%
●    Decline was driven by Crown Royal in North America

Rum
5% of Diageo's reported net sales and grew 5%
●    Captain Morgan grew 5% with growth across all regions.
●    Zacapa grew 11% with growth across all regions.

Liqueurs
5% of Diageo's reported net sales and declined 1%
●    Decline was driven by Godiva.
●    Baileys was flat in the period, with growth in Europe offset by a decline in North America.

Gin
5% of Diageo's reported net sales and grew 3%
●    Growth across all regions except North America.
●    Tanqueray net sales declined, with growth in Europe and Asia Pacific offset by declines in other regions.
●    Gordon's grew in all regions, except for Europe where net sales were flat.

IMFL whisky
4% of Diageo's reported net sales and grew 13%
●    Growth was mainly driven by Royal Challenge, Signature and McDowell's No.1.

Chinese white spirits
3% of Diageo's reported net sales and declined 7%
●    Decline in Chinese white spirits due to continued impact from Covid-19 on-trade restrictions.

US whiskey
2% of Diageo's reported net sales and grew 12%
●    Double-digit growth in Bulleit whiskey, driven by North America and positive market share momentum across the category.
●    Performance is lapping a decline in the first half of fiscal 2022 when performance was impacted by glass supply constraints.

Beer
14% of Diageo's reported net sales and grew 9%
●    Growth was primarily driven by Guinness growth of 17% net sales and volume growth of 2%, particularly in Europe, our Brand Homes and North America.
●    Beer in Africa grew 2%, driven by Guinness, which grew 7%.
●    Net sales of Smirnoff flavoured malt beverages declined in North America.

Ready to drink
4% of Diageo's reported net sales and grew 8%
●    Growth in all regions, double-digit growth across North America and Europe.
●    Growth was primarily driven by double-digit growth in Smirnoff Ice, Bundaberg and Captain Morgan Spiced ready to drink.
Global giants, local stars and reserve(1):

	Organic volume movement(2)%	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	14	21	29
Guinness	2	17	22
Smirnoff	2	11	21
Baileys	(3)	-	7
Captain Morgan	(1)	5	14
Tanqueray	(6)	(2)	6
Local stars
Crown Royal	(10)	(8)	6
Shui Jing Fang(3)	(5)	(7)	-
Buchanan's	(3)	6	16
McDowell's	-	2	9
Old Parr	23	34	44
Black & White	11	28	42
J&B	(5)	1	4
Yenì Raki	(4)	6	36
Windsor	56	55	56
Bundaberg	(1)	6	12
Ypióca	(8)	7	28
Reserve
Don Julio	12	26	45
Casamigos	17	28	48
Scotch malts	11	28	34
Ketel One(4)	(10)	(11)	2
Bulleit whiskey(5)	9	17	33
Cîroc vodka	(30)	(34)	(27)

(1)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)Organic equals reported volume movement.
(3)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(4)Ketel One includes Ketel One vodka and Ketel One Botanical.
(5)Bulleit whiskey excludes Bulleit Crafted Cocktails.

Global giants
40% of Diageo's reported net sales and grew 13%.

Local stars
19% of Diageo's reported net sales and grew 1%.

Reserve
28% of Diageo's reported net sales and grew 12%.

Additional financial information
Six months ended 31 December 2022

Summary income statement

	31 December 2021	Exchange (a)	Acquisitions and disposals (b)	Organic movement(1)	Fair value remeasurement (d)	Hyperinflation(1)	31 December 2022
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	11,753	737	(214)	830	-	113	13,219
Excise duties	(3,796)	(68)	181	(88)	-	(28)	(3,799)
Net sales	7,957	669	(33)	742	-	85	9,420
Cost of sales	(2,955)	(273)	23	(341)	(3)	(49)	(3,598)
Gross profit	5,002	396	(10)	401	(3)	36	5,822
Marketing	(1,351)	(116)	(7)	(93)	(1)	(9)	(1,577)
Other operating items	(908)	(79)	(2)	(47)	(8)	(7)	(1,051)
Operating profit before exceptional items	2,743	201	(19)	261	(12)	20	3,194
Exceptional operating items (c)	-						(33)
Operating profit	2,743						3,161
Non-operating items (c)	(31)						16
Net finance charges	(180)						(292)
Share of after tax results of associates and joint ventures	190						172
Profit before taxation	2,722						3,057
Taxation (e)	(634)						(650)
Profit for the period	2,088						2,407
(1) For the definition of organic movement and hyperinflation see pages 46-47.

(a) Exchange
The impact of movements in exchange rates on reported figures for net sales and operating profit was principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, Brazilian real and the Mexican peso, partially offset by strengthening of sterling against the Turkish lira.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2022 is set out in the table below.

Gains/(losses)
£ million
Translation impact	201
Transaction impact	-
Operating profit before exceptional items	201
Net finance charges - translation impact	(13)
Net finance charges - transaction impact	1
Net finance charges	(12)
Associates - translation impact	1
Profit before exceptional items and taxation	190

	Six months ended 31 December 2022	Six months ended31 December 2021
Exchange rates
Translation £1 =	$1.18	$1.36
Transaction £1 =	$1.29	$1.30
Translation £1 =	€1.16	€1.17
Transaction £1 =	€1.15	€1.15

(b) Acquisitions and disposals
The acquisitions and disposals movement was primarily attributable to the disposal of the USL Popular brands in the six months ended 31 December 2022.

See pages 24, 38-39 and 48-51 for further details.

(c) Exceptional items

Exceptional operating items in the six months ended 31 December 2022 were £33 million loss (2021 - £nil).

In the six months ended 31 December 2022, an exceptional charge of £47 million was accounted for in respect of the supply chain agility programme announced in July 2022. With this five-year spanning programme, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable. Total implementation cost of the programme is expected to be up to £500 million over the five-year period, which will comprise non‐cash items and one‐off expenses, the majority of which are expected to be recognised as exceptional operating items. No restructuring cash expenditure was incurred in the period.

In the six months ended 31 December 2022, Diageo released unutilised provisions of £14 million from the £50 million exceptional charge taken in the year ended 30 June 2022 in respect of winding down its operations in Russia.

Non-operating items in the six months ended 31 December 2022 were £16 million gain (2021 - £31 million loss).

On 8 September 2022, Diageo announced the sale of its Archers brand. The transaction resulted in an exceptional gain of £20 million.

On 30 September 2022, Diageo announced the completion of the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was £87 million, the disposed net asset included £31 million net working capital and £22 million brand, and £16 million goodwill was derecognised. The transaction resulted in an exceptional gain of £4 million and the respective share of non-controlling interest amounted to £9 million. Popular brands contributed £225 million to sales and £5 million to operating profit including transaction costs of £4 million in the six months ended 31 December 2022.

In the six months ended 31 December 2022, ZAR 46 million (£2 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, the full amount of which represented a non-operating gain (2021 - a gain of £2 million).

On 14 July 2022, Diageo announced the agreement to sell Guinness Cameroon S.A., its brewery in Cameroon, to Castel Group. As regulatory clearance has been received, completion of the sale is highly probable and is expected in the second half of fiscal 23. As a result, the assets and liabilities of the brewing business of Guinness Cameroon S.A. were classified as held for sale. In the six months ended 31 December 2022, transaction costs relating to the prospective sale amounted to £2 million.

On 29 September 2022, the group acquired the part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of the Mr Black Australian premium cold brew coffee liqueur, that it did not already own. As a result of Mr Black becoming a subsidiary of the group, in the six months ended 31 December 2022, a loss of £8 million arose, being the difference between the book value of the associate prior to the transaction and its fair value plus transaction costs.

In the six months ended 31 December 2021, a loss of ETB 2,254 million (£33 million) was recognised as a non-operating item attributable to the sale of Meta Abo Brewery Share Company in Ethiopia.

Exceptional tax credits of £70 million (2021 - £nil) in the six months ended 31 December 2022 include tax credits of £57 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities.

See page 46 for the definition of exceptional items.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of £nil for the six months ended 31 December 2022 and £3 million gain for the six months ended 31 December 2021. The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £13 million gain for the six months ended 31 December 2022 and £22 million gain for the six months ended 31 December 2021.

(e) Taxation
The reported tax rate for the six months ended 31 December 2022 was 21.3% compared with 23.3% for the six months ended 31 December 2021.

For the six months ended 31 December 2022, income tax expense was recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.

Included in the tax charge of £650 million in the six months ended 31 December 2022 is an exceptional tax credit of £70 million, which includes a tax credit of £57 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities. Following engagement with the tax authorities, guarantee fees for the periods ended 30 June 2012 to 30 June 2022 will be fully deductible.

The tax rate before exceptional items for the six months ended 31 December 2022 was 23.4% compared with 23.0% for the six months ended 31 December 2021.

We expect the tax rate before exceptional items for the year ending 30 June 2023 to be in the range of 22%-24%.

(f) Dividend
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2022, dividend cover was 2.0 times. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2023 to ensure Diageo's capital is allocated in the best way to maximise value for the business and stakeholders.

An interim dividend of 30.83 pence per share will be paid to holders of ordinary shares and US ADRs on register as of 3 March 2023. The ex-dividend date is 2 March 2023. This represents an increase of 5% on last year's interim dividend. The interim dividend will be paid to holders of ordinary shares on 13 April 2023 and to holders of US ADRs on 18 April 2023. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 17 March 2023.

(g) Return of capital
Diageo's current return of capital programme, initially approved by the Board on 25 July 2019, seeks to return up to £4.5 billion to shareholders and is expected to be completed by 24 February 2023. Under the first three phases of the programme which ended on 31 January 2020, 11 February 2022 and 5 October 2022 respectively, Diageo repurchased shares with an aggregate value of approximately £3.86 billion. On 1 November 2022, the company announced the fourth and final phase of the programme with a value of up to £0.64 billion returned to shareholders, via share buybacks, to be completed no later than 24 February 2023. At 31 December 2022, £316 million had been completed as part of the fourth phase.

On 25 January 2023, Diageo received Board approval to undertake an additional share buyback programme returning up to £0.5 billion to shareholders, to be completed before the end of the financial year; precise timing is subject to future announcement.

In the six months ended 31 December 2022, the company purchased 14.8 million ordinary shares at a cost of £554 million (including transaction costs of £7 million) (2021 - £538 million including transaction costs of £3 million). All shares purchased under the share buyback programme were cancelled. A financial liability of £215 million was established at 31 December 2022 (2021 - £184 million) representing the 5.9 million shares (2021 - 4.7 million shares) that were expected to be purchased by 26 January 2023.

Movements in net borrowings and equity

Movements in net borrowings

	2022	2021
	£ million	£ million
Net borrowings at 30 June	(14,137)	(12,109)
Free cash flow (a)	817	1,575
Acquisitions (b)	(113)	(110)
Investment in associates (b)	(31)	(24)
Sale of businesses and brands (c)	99	2
Share buyback programme (d)	(554)	(538)
Net sale of own shares for share schemes (e)	9	42
Purchase of treasury shares in respect of subsidiaries	-	(13)
Dividend paid to non-controlling interests	(79)	(51)
Net movements in bonds (f)	1,534	(769)
Net movements in other borrowings (g)	(28)	38
Equity dividend paid	(1,065)	(1,040)
Net increase/(decrease) in cash and cash equivalents	589	(888)
Net (increase)/decrease in bonds and other borrowings	(1,508)	729
Exchange differences (h)	(50)	(31)
Other non-cash items (i)	(63)	(32)
Net borrowings at 31 December	(15,169)	(12,331)

(a) See page 52 for the analysis of free cash flow.

(b) Diageo completed two acquisitions in the six months ended 31 December 2022: (i) on 29 September 2022, the acquisition of the remaining issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whisky in the United States.

In the six months ended 31 December 2022, Diageo paid £18 million in respect of prior year acquisitions.

In the six months ended 31 December 2021, Diageo paid £110 million in relation to past acquisitions including the final earn-out payment on 17 September 2021 in respect of the Casamigos acquisition amounting to $113 million (£83 million).

(c) In the six months ended 31 December 2022, sale of businesses and brands represents the disposal of the USL Popular brands and the Archers brand net of transaction costs.

(d) See page 23 for details of Diageo's return of capital programmes.

(e) Net sale of own shares comprised receipts from employees on the exercise of share options of £28 million (2021 - £56 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of £19 million (2021 - £14 million).

(f) In the six months ended 31 December 2022, the group issued bonds of $2,000 million (£1,788 million - net of discount and fee) and repaid bonds of $300 million (£254 million).

In the six months ended 31 December 2021, the group repaid bonds of €900 million (£769 million).

(g) In the six months ended 31 December 2022, the net movements in other borrowings principally arose from cash movement of foreign currency swaps and forwards and repayment of lease liabilities offset by the increase in bank loans.

In the six months ended 31 December 2021, the net movements in other borrowings principally arose from cash movement of foreign exchange swaps and forwards partially offset by the repayment of lease liabilities.

(h) In the six months ended 31 December 2022, exchange losses arising on net borrowings of £50 million were primarily driven by adverse exchange movements on euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents partially offset by favourable movements on foreign currency swaps and forwards.

In the six months ended 31 December 2021, the exchange differences arising on net borrowings of £31 million were primarily in respect of adverse exchange movements on US dollar denominated borrowings, partially offset by favourable movement on euro denominated borrowings, cash and cash equivalents, foreign currency swaps and forwards.

(i) In the six months ended 31 December 2022, other non-cash items were principally in respect of the reclassification of cash and cash equivalents in Guinness Cameroon S.A. to assets and liabilities held for sale.

In the six months ended 31 December 2021, other non-cash items are principally in respect of additional leases entered into during the period.

Movements in equity

	2022	2021
	£ million	£ million
Equity at 30 June	9,514	8,431
Profit for the period	2,407	2,088
Exchange adjustments (a)	(92)	29
Remeasurement of post employment benefit plans net of taxation	(382)	453
Hyperinflation adjustments net of taxation (b)	86	-
Associates' transactions with non-controlling interests	(12)	-
Dividend to non-controlling interests	(63)	(26)
Equity dividend paid	(1,066)	(1,040)
Share buyback programme (c)	(652)	(631)
Other reserve movements	126	27
Equity at 31 December	9,866	9,331

(a) Exchange movements in the six months ended 31 December 2022 primarily arose from exchange loss driven by the euro, the US dollar and the Mexican peso, partially offset by gains in Indian rupee and Turkish lira. Exchange movements in the six months ended 31 December 2021 primarily arose from exchange gains driven by the US dollar and the Indian rupee partially offset by losses in Turkish lira.

(b) See page 35 for details of hyperinflation adjustments.

(c) See page 23 for details of Diageo's return of capital programmes.

Post employment benefit plans
The net surplus of the group's post employment benefit plans decreased by £472 million from £1,151 million at 30 June 2022 to £679 million at 31 December 2022. The decrease in net surplus was predominantly attributable to the unfavourable actual change in the market value of assets held by the post employment benefit plans in the UK and Ireland, that was partially offset by the favourable change in the discount rate assumptions in the UK and US due to the increase in returns from 'AA' rated corporate bonds used to calculate the discount rates on the liabilities of the post employment benefit plans (UK from 3.8% to 4.8%; US from 4.4% to 4.9% ).

The net operating profit charge before exceptional items decreased by £9 million from £49 million for the six months ended 31 December 2021 to £40 million for the six months ended 31 December 2022.

Following a remeasurement of the Diageo Lifestyle Plan, Diageo made a £16 million one-off deficit contribution to satisfy minimum funding requirements.

Total cash contributions by the group to all post employment benefit plans in the year ending 30 June 2023 are estimated to be approximately £90 million.

 Condensed consolidated income statement

		Six months ended 31 December 2022	Six months ended 31 December 2021
	Notes	£ million	£ million
Sales	2	13,219	11,753
Excise duties		(3,799)	(3,796)
Net sales	2	9,420	7,957
Cost of sales		(3,624)	(2,955)
Gross profit		5,796	5,002
Marketing		(1,577)	(1,351)
Other operating items		(1,058)	(908)
Operating profit	2	3,161	2,743
Non-operating items	3	16	(31)
Finance income	4	257	130
Finance charges	4	(549)	(310)
Share of after tax results of associates and joint ventures		172	190
Profit before taxation		3,057	2,722
Taxation	5	(650)	(634)
Profit for the period		2,407	2,088

Attributable to:
Equity shareholders of the parent company		2,295	1,965
Non-controlling interests		112	123
		2,407	2,088

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,274	2,331
Dilutive potential ordinary shares		7	8
		2,281	2,339

		pence	pence
Basic earnings per share		100.9	84.3
Diluted earnings per share		100.6	84.0

Condensed consolidated statement of comprehensive income

	Six months ended 31 December 2022	Six months ended 31 December 2021
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment benefit plans
Group	(527)	585
Associates and joint ventures	10	4
Tax on post employment benefit plans	135	(136)
Changes in the fair value of equity investments at fair value through other comprehensive income	(3)	7
	(385)	460
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(126)	74
Associates and joint ventures	91	(45)
Non-controlling interests	(39)	46
Net investment hedges	(18)	(46)
Tax on exchange differences - group	(2)	(5)
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	60	66
Transaction exposure hedging of the group	148	(87)
Commodity price risk hedging of the group	(7)	12
Hedges by associates and joint ventures	14	(10)
Recycled to income statement - hedge of foreign currency debt of the group	(29)	(53)
Recycled to income statement - transaction exposure hedging of the group	(64)	26
Recycled to income statement - commodity price risk hedging of the group	(35)	(18)
Tax on effective portion of changes in fair value of cash flow hedges	(17)	12
Hyperinflation adjustments	108	(3)
Tax on hyperinflation adjustments	(22)	1
	62	(30)
Other comprehensive (loss)/income, net of tax, for the period	(323)	430
Profit for the period	2,407	2,088
Total comprehensive income for the period	2,084	2,518

Attributable to:
Equity shareholders of the parent company	2,011	2,349
Non-controlling interests	73	169
Total comprehensive income for the period	2,084	2,518

Condensed consolidated balance sheet

		31 December 2022		30 June 2022		31 December 2021
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		12,130		11,902		10,921
Property, plant and equipment		5,972		5,848		5,091
Biological assets		119		94		75
Investments in associates and joint ventures		3,925		3,652		3,473
Other investments		42		37		50
Other receivables		28		37		28
Other financial assets		399		345		319
Deferred tax assets		106		114		83
Post employment benefit assets		1,060		1,553		1,544
			23,781		23,582		21,584
Current assets
Inventories	6	7,552		7,094		6,235
Trade and other receivables		3,874		2,933		3,328
Assets held for sale	12	182		222		16
Corporate tax receivables	5	166		149		151
Other financial assets		398		251		66
Cash and cash equivalents	7	2,766		2,285		1,780
			14,938		12,934		11,576
Total assets			38,719		36,516		33,160
Current liabilities
Borrowings and bank overdrafts	7	(2,305)		(1,522)		(1,184)
Other financial liabilities		(436)		(444)		(388)
Share buyback liability		(215)		(117)		(184)
Trade and other payables		(6,110)		(5,887)		(5,327)
Liabilities held for sale	12	(76)		(61)		(30)
Corporate tax payables	5	(266)		(252)		(380)
Provisions		(113)		(159)		(111)
			(9,521)		(8,442)		(7,604)
Non-current liabilities
Borrowings	7	(15,304)		(14,498)		(12,693)
Other financial liabilities		(771)		(703)		(378)
Other payables		(353)		(380)		(278)
Provisions		(266)		(258)		(278)
Deferred tax liabilities		(2,257)		(2,319)		(2,112)
Post employment benefit liabilities		(381)		(402)		(486)
			(19,332)		(18,560)		(16,225)
Total liabilities			(28,853)		(27,002)		(23,829)
Net assets			9,866		9,514		9,331

Equity
Share capital		719		723		737
Share premium		1,351		1,351		1,351
Other reserves		2,193		2,174		1,551
Retained earnings		3,876		3,550		4,019
Equity attributable to equity shareholders of the parent company			8,139		7,798		7,658
Non-controlling interests			1,727		1,716		1,673
Total equity			9,866		9,514		9,331

Condensed consolidated statement of changes in equity

				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2021	741	1,351	1,621	(1,877)	5,061	3,184	6,897	1,534	8,431
Profit for the period	-	-	-	-	1,965	1,965	1,965	123	2,088
Other comprehensive (loss)/income	-	-	(74)	-	458	458	384	46	430
Total comprehensive (loss)/income for the period	-	-	(74)	-	2,423	2,423	2,349	169	2,518
Employee share schemes	-	-	-	30	36	66	66	-	66
Share-based incentive plans	-	-	-	-	30	30	30	-	30
Share-based incentive plans in respect of associates	-	-	-	-	2	2	2	-	2
Share-based payments and purchase of own shares in respect of subsidiaries	-	-	-	-	(8)	(8)	(8)	(5)	(13)
Associates' transactions with non-controlling interests	-	-	-	-	1	1	1	-	1
Unclaimed dividend	-	-	-	-	3	3	3	1	4
Change in fair value of put option	-	-	-	-	(11)	(11)	(11)	-	(11)
Share buyback programme	(4)	-	4	-	(631)	(631)	(631)	-	(631)
Dividend declared for the period	-	-	-	-	(1,040)	(1,040)	(1,040)	(26)	(1,066)
At 31 December 2021	737	1,351	1,551	(1,847)	5,866	4,019	7,658	1,673	9,331

At 30 June 2022	723	1,351	2,174	(1,838)	5,388	3,550	7,798	1,716	9,514
Profit for the period	-	-	-	-	2,295	2,295	2,295	112	2,407
Other comprehensive income/(loss)	-	-	15	-	(299)	(299)	(284)	(39)	(323)
Total comprehensive income for the period	-	-	15	-	1,996	1,996	2,011	73	2,084
Employee share schemes	-	-	-	17	15	32	32	-	32
Share-based incentive plans	-	-	-	-	27	27	27	-	27
Share-based incentive plans in respect of associates	-	-	-	-	3	3	3	-	3
Share-based payments and purchase of own shares in respect of subsidiaries	-	-	-	-	1	1	1	1	2
Associates' transactions with non-controlling interests	-	-	-	-	(12)	(12)	(12)	-	(12)
Unclaimed dividend	-	-	-	-	1	1	1	-	1
Change in fair value of put option	-	-	-	-	(4)	(4)	(4)	-	(4)
Share buyback programme	(4)	-	4	-	(652)	(652)	(652)	-	(652)
Dividend declared for the period	-	-	-	-	(1,066)	(1,066)	(1,066)	(63)	(1,129)
At 31 December 2022	719	1,351	2,193	(1,821)	5,697	3,876	8,139	1,727	9,866

Condensed consolidated statement of cash flows

	Six months ended 31 December 2022		Six months ended 31 December 2021
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	2,407		2,088
Taxation	650		634
Share of after tax results of associates and joint ventures	(172)		(190)
Net finance charges	292		180
Non-operating items	(16)		31
Operating profit		3,161		2,743
Increase in inventories	(468)		(187)
Increase in trade and other receivables	(1,008)		(976)
Increase in trade and other payables and provisions	111		653
Net increase in working capital		(1,365)		(510)
Depreciation, amortisation and impairment	281		224
Dividends received	5		1
Post employment payments less amounts included in operating profit	(23)		(23)
Other items	7		34
		270		236
Cash generated from operations		2,066		2,469
Interest received	66		41
Interest paid	(248)		(185)
Taxation paid	(636)		(378)
		(818)		(522)
Net cash inflow from operating activities		1,248		1,947
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	6		7
Purchase of property, plant and equipment and computer software	(435)		(382)
Movements in loans and other investments	(2)		3
Sale of businesses and brands	99		2
Acquisition of subsidiaries(1)	(113)		(110)
Investment in associates and joint ventures(1)	(31)		(24)
Net cash outflow from investing activities		(476)		(504)
Cash flows from financing activities
Share buyback programme	(554)		(538)
Net sale of own shares for share schemes	9		42
Purchase of treasury shares in respect of subsidiaries	-		(13)
Dividends paid to non-controlling interests	(79)		(51)
Proceeds from bonds	1,788		-
Repayment of bonds	(254)		(769)
Cash inflow from other borrowings	144		136
Cash outflow from other borrowings	(172)		(98)
Equity dividends paid	(1,065)		(1,040)
Net cash outflow from financing activities		(183)		(2,331)

Net increase/(decrease) in net cash and cash equivalents		589		(888)
Exchange differences		(63)		14
Reclassification to assets held for sale		(47)		-
Net cash and cash equivalents at beginning of the period		2,211		2,637
Net cash and cash equivalents at end of the period		2,690		1,763

Net cash and cash equivalents consist of:
Cash and cash equivalents		2,766		1,780
Bank overdrafts		(76)		(17)
		2,690		1,763
(1)For the six months ended 31 December 2022, the previously reported line item of "Acquisition of businesses" has been replaced with "Acquisition of subsidiaries" and "Investment in associates and joint ventures" to show separately the amounts which had previously been shown combined.

Notes

1. Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with UK adopted IAS 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU and The Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority. These financial statements should be read in conjunction with the company's published consolidated financial statements for the year ended 30 June 2022, which were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted by the UK, IFRSs as adopted by the EU and IFRSs as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK and by the EU differs in certain respects from IFRS as issued by the IASB, but the differences have no impact on the group's consolidated financial statements for the periods presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2022, with the exception of changes in estimates disclosed in note 3 Exceptional items and note 13 Contingent liabilities and legal proceedings. These condensed consolidated interim financial statements were approved for issue on 25 January 2023.

The financial statements for Diageo plc for the year ending 30 June 2023 will be prepared in accordance with IFRS as adopted by the UK, IFRSs as adopted by the EU and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

The comparative figures for the financial year ended 30 June 2022 are not the company's statutory accounts (within the meaning of section 434 of the Companies Act 2006) for that financial year. Those statutory accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Going concern
Management prepared cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's cash position is still expected to remain strong, as the group's liquidity was protected by issuing $2,000 million of fixed rate dollar denominated bonds in the six months ended 31 December 2022. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's condensed consolidated interim financial statements.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.18 (2021 - £1 = $1.36) and euro - £1 = €1.16 (2021 - £1 = €1.17). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.2 (31 December 2021 - £1 = $1.35; 30 June 2022 - £1 = $1.21) and euro - £1 = €1.13 (31 December 2021 - £1 = €1.19; 30 June 2022 - £1 = €1.16). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations
The following amendment to the accounting standards, issued by the IASB and endorsed by the UK and EU, was adopted by the group from 1 July 2022 with no impact on the group's consolidated results, financial position or disclosures:
-    Amendments to IFRS 3 Updating a Reference to the Conceptual Framework
-    Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use
-    Amendments to IAS 37 Onerous Contracts - Cost of Fulfilling a Contract

The following standard issued by the IASB has been endorsed by the UK and EU and has not been adopted by the group:
-    IFRS 17 - Insurance contracts (effective from the year ending 30 June 2024) is ultimately intended to replace IFRS 4. Based on a preliminary assessment, the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, and comprises the global procurement function.

The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter-segment sales	Total operating segments	Corporate and other	Total
Six months ended 31 December 2022	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	3,847	3,427	3,170	1,394	1,337	1,330	(1,330)	13,175	44	13,219
Net sales
At budgeted exchange rates(1)	3,092	1,815	1,724	995	916	1,318	(1,289)	8,571	44	8,615
Acquisitions and disposals	13	7	35	3	-	-	-	58	-	58
SC&P allocation	4	18	3	3	1	(29)	-	-	-	-
Retranslation to actual exchange rates	408	54	75	99	26	41	(41)	662	-	662
Hyperinflation	-	85	-	-	-	-	-	85	-	85
Net sales	3,517	1,979	1,837	1,100	943	1,330	(1,330)	9,376	44	9,420
Operating profit/(loss)
At budgeted exchange rates(1)	1,260	630	557	407	212	39	-	3,105	(158)	2,947
Acquisitions and disposals	(6)	2	5	-	-	-	-	1	-	1
SC&P allocation	9	22	2	5	1	(39)	-	-	-	-
Fair value remeasurements	14	(1)	-	-	-	-	-	13	-	13
Retranslation to actual exchange rates	142	21	23	59	(33)	-	-	212	1	213
Hyperinflation	-	20	-	-	-	-	-	20	-	20
Operating profit/(loss) before exceptional items	1,419	694	587	471	180	-	-	3,351	(157)	3,194
Exceptional operating items	(26)	14	(21)	-	-	-	-	(33)	-	(33)
Operating profit/(loss)	1,393	708	566	471	180	-	-	3,318	(157)	3,161
Non-operating items										16
Net finance charges										(292)
Share of after tax results of associates and joint ventures										172
Profit before taxation										3,057

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter-segment sales	Total operating segments	Corporate and other	Total
Six months ended 31 December 2021	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	3,257	3,178	2,999	1,052	1,244	972	(972)	11,730	23	11,753
Net sales
At budgeted exchange rates(1)	2,959	1,782	1,544	822	888	1,027	(979)	8,043	23	8,066
Acquisitions and disposals	18	3	-	-	-	-	-	21	-	21
SC&P allocation	6	29	5	6	2	(48)	-	-	-	-
Retranslation to actual exchange rates	(19)	(62)	(18)	(9)	(22)	(7)	7	(130)	-	(130)
Net sales	2,964	1,752	1,531	819	868	972	(972)	7,934	23	7,957
Operating profit/(loss)
At budgeted exchange rates(1)	1,288	647	454	333	192	(8)	-	2,906	(132)	2,774
Acquisitions and disposals	(16)	(1)	-	-	-	-	-	(17)	-	(17)
SC&P allocation	10	(23)	(3)	9	(1)	8	-	-	-	-
Fair value remeasurements	5	21	-	-	-	-	-	26	-	26
Retranslation to actual exchange rates	8	(31)	-	(9)	(15)	-	-	(47)	7	(40)
Operating profit/(loss) before exceptional items	1,295	613	451	333	176	-	-	2,868	(125)	2,743
Exceptional items	-	-	-	-	-	-	-	-	-	-
Operating profit/(loss)	1,295	613	451	333	176	-	-	2,868	(125)	2,743
Non-operating items										(31)
Net finance charges										(180)
Share of after tax results of associates and joint ventures										190
Profit before taxation										2,722
(1)These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(i)The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the geographical segments, inter-segment sales are not material.
(ii)Approximately 42% of calendar year net sales occurred in the last four months of  calendar year 2022.

(b) Category and geographical analysis

	Category analysis					Geographical analysis
Six months ended 31 December 2022	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	United States £ million	India £ million	Great Britain £ million	Rest of world £ million	Total £ million
Sales(1)	10,925	1,702	478	114	13,219	3,617	1,599	1,163	6,840	13,219
Six months ended 31 December 2021
Sales(1)	9,680	1,520	418	135	11,753	3,072	1,704	1,204	5,773	11,753
(1)The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. See page 46 for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Six months ended 31 December 2022	Six months ended 31 December 2021
	£ million	£ million
Exceptional operating items
Supply chain agility programme	(47)	-
Winding down Russian operations	14	-
	(33)	-
Non-operating items
Sale of businesses and brands
Archers brand	20	-
USL Popular brands	4	-
United National Breweries	2	2
Guinness Cameroon S.A.	(2)	-
Meta Abo Brewery	-	(33)
Step acquisition - Mr Black	(8)	-
	16	(31)

Exceptional items before taxation	(17)	(31)

Items included in taxation
Tax on exceptional operating items	12	-
Tax on exceptional non-operating items	1	-
Exceptional taxation	57	-
	70	-

Total exceptional items	53	(31)

Attributable to:
Equity shareholders of the parent company	52	(31)
Non-controlling interests	1	-
Total exceptional items	53	(31)

See page 22 for detailed explanation on exceptional items.

4. Finance income and charges

	Six months ended 31 December 2022	Six months ended 31 December 2021
	£ million	£ million
Interest income	86	61
Fair value gain on financial instruments	142	58
Total interest income	228	119
Interest charge on bank loans, bonds and overdrafts	(235)	(181)
Interest charge on leases	(8)	(5)
Fair value loss on financial instruments	(142)	(59)
Interest charge on other borrowings	(125)	(36)
Total interest charges	(510)	(281)
Net interest charges	(282)	(162)

Net finance income in respect of post employment plans in surplus	29	10
Hyperinflation adjustment in respect of Venezuela (a)	-	1
Total other finance income	29	11
Net finance charge in respect of post employment plans in deficit	(7)	(5)
Foreign exchange revaluation of monetary items in respect of Lebanon (a)	-	(2)
Unwinding of discounts	(5)	(6)
Interest charge in respect of direct and indirect tax	(17)	(8)
Change in financial liability (Level 3)	-	(7)
Hyperinflation adjustment in respect of Turkey (a)	(6)	-
Guarantee fees	(1)	-
Other finance charges	(3)	(1)
Total other finance charges	(39)	(29)
Net other finance charges	(10)	(18)

(a) Hyperinflation adjustment
The group applied hyperinflationary accounting for its operations in Turkey, Venezuela and Lebanon.

Turkey has been a hyperinflationary environment, the three-year cumulative inflation for the period ended 31 December 2022 exceeded 100%. Consequently, since March 2022, the group applies hyperinflationary accounting for its Turkish operation. The group's consolidated financial statements for the six months ended 31 December 2022 include the results and financial position of its Turkish operations restated to the measuring unit current at the end of the period, with hyperinflationary gains and losses in respect of monetary items being reported in finance charges. The inflation rate used by the group is the official rate published by the Turkish Statistical Institute, TurkStat. The movement in the publicly available official price index for the six months ended 31 December 2022 was 15%.

Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. The exchange rate used to translate the results of the group's Venezuelan operations was VES/£ 1,540 for the six months ended 31 December 2022 (2021 - VES/£ 593). These rates reflect management's estimate of the exchange rate considering inflation and the most appropriate official exchange rate. Movement in the price index for the six months ended 31 December 2022 was 105% (2021 - 158%). The inflation rate used by the group is provided by an independent valuer because no reliable, officially published rate is available for Venezuela.

The following table presents the contribution of the group's Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the six months ended 31 December 2022 and 31 December 2021 and with the amounts that would have resulted if the official reference exchange rate had been applied:

	Six months ended 31 December 2022		Six months ended 31 December 2021
	At estimated exchange rate	At official reference exchange rate	At estimated exchange rate	At official reference exchange rate
	1,540 VES/£	21 VES/£	593 VES/£	6 VES/£
	£ million	£ million	£ million	£ million
Net sales	-	7	-	8
Operating profit	-	2	-	2
Other finance income - hyperinflation adjustment	-	-	1	120
Net cash outflow from operating activities	-	(1)	-	(3)
Net assets	20	1,467	37	3,501
Sterling amounts presented at the official reference exchange rate are results of simple mathematical conversion.

The impact of hyperinflationary accounting for Lebanon was immaterial both in the current and comparative periods.

5. Taxation

For the six months ended 31 December 2022, the tax charge of £650 million (2021 - £634 million) comprises a UK tax charge of £122 million (2021 - £116 million) and a foreign tax charge of £528 million (2021 - £518 million).

For the six months ended 31 December 2022, income tax expense was recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period in line with the relevant accounting standard.

Included in the tax charge of £650 million in the six months ended 31 December 2022 is an exceptional tax credit of £70 million, which includes a tax credit of £57 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities. Following engagement with the tax authorities, guarantee fees for the periods ended 30 June 2012 to 30 June 2022 will be fully deductible.

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audit. For the six months ended 31 December 2022, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £166 million (30 June 2022 - £149 million) and tax liability of £266 million (30 June 2022 - £252 million) include £169 million (30 June 2022 - £156 million) of provisions for tax uncertainties.

On 20 July 2022, HM Treasury released draft legislation to introduce the OECD's Pillar Two Model Rules into UK law that would commence for accounting periods starting on or after 31 December 2023 (i.e. year ending 30 June 2025 for Diageo). Diageo is reviewing available legislation and monitoring the status of implementation outside the UK to understand the potential impact on the group.

The tax rate before exceptional items for the six months ended 31 December 2022 was 23.4% compared with 23.0% for the six months ended 31 December 2021.

6. Inventories

	31 December 2022	30 June 2022	31 December 2021
	£ million	£ million	£ million
Raw materials and consumables	598	489	401
Work in progress	166	86	68
Maturing inventories	5,477	5,229	4,801
Finished goods and goods for resale	1,311	1,290	965
	7,552	7,094	6,235

7. Net borrowings

	31 December 2022	30 June 2022	31 December 2021
	£ million	£ million	£ million
Borrowings due within one year and bank overdrafts	(2,305)	(1,522)	(1,184)
Borrowings due after one year	(15,304)	(14,498)	(12,693)
Fair value of foreign currency forwards and swaps	534	356	122
Fair value of interest rate hedging instruments	(422)	(283)	4
Lease liabilities	(438)	(475)	(360)
	(17,935)	(16,422)	(14,111)
Cash and cash equivalents	2,766	2,285	1,780
	(15,169)	(14,137)	(12,331)

8. Reconciliation of movement in net borrowings

	Six months ended 31 December 2022	Six months ended 31 December 2021
	£ million	£ million
Net increase/(decrease) in cash and cash equivalents before exchange	589	(888)
Net (increase)/decrease in bonds and other borrowings(1)	(1,508)	729
Net increase in net borrowings from cash flows	(919)	(159)
Exchange differences on net borrowings	(50)	(31)
Other non-cash items(2)	(63)	(32)
Net borrowings at beginning of the period	(14,137)	(12,109)
Net borrowings at end of the period	(15,169)	(12,331)
(1)In the six months ended 31 December 2022, net increase in bonds and other borrowings excludes £2 million cash outflow in respect of derivatives designated in forward point hedges (2021 - £2 million).
(2)In the six months ended 31 December 2022, other non-cash items were principally in respect of the reclassification of cash and cash equivalents in Guinness Cameroon S.A. to assets and liabilities held for sale. In the six months ended 31 December 2021, other non-cash items were principally in respect of additional leases entered into during the period.

In the six months ended 31 December 2022, the group issued bonds of $2,000 million (£1,788 million - net of discount and fee) consisting of $500 million 5.2%  fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027 and $750 million 5.5% fixed rate notes due 2033, and repaid bonds of $300 million (£254 million). In the six months ended 31 December 2021, the group repaid bonds of €900 million (£769 million).

All bonds and commercial papers issued by Diageo plc's 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 31 December 2022, an amount of £217 million (30 June 2022 - £216 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 31 December 2022, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the current financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2024, the fair value of the liability would increase by approximately £47 million.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £406 million linked to certain performance targets which are expected to be paid over the next eight years.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2022.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2022	30 June 2022	31 December 2021
	£ million	£ million	£ million
Derivative assets	682	480	381
Derivative liabilities	(552)	(456)	(237)
Valuation techniques based on observable market input (Level 2)	130	24	144
Financial assets - other	172	184	167
Financial liabilities - other	(575)	(587)	(483)
Valuation techniques based on unobservable market input (Level 3)	(403)	(403)	(316)

In the six months ended 31 December 2022 and 31 December 2021, the decrease in financial assets - other of £12 million (2021 - £29 million) is principally in respect of the conversion of preference shares to equity in Mr Black.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(1)	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(1)
	Six months ended 31 December 2022	Six months ended 31 December 2022	Six months ended 31 December 2021	Six months ended 31 December 2021
	£ million	£ million	£ million	£ million
At the beginning of the period	(216)	(371)	(149)	(429)
Net gains/(losses) included in the income statement	-	12	(7)	18
Net (losses)/gains included in exchange in other comprehensive income	(2)	(2)	(4)	(9)
Net losses included in retained earnings	(4)	-	(12)	-
Acquisitions	-	(5)	-	-
Settlement of liabilities	5	8	3	106
At the end of the period	(217)	(358)	(169)	(314)

(1)Included in the balance at 31 December 2022 is £145 million in respect of the acquisition of Aviation Gin and Davos Brands (2021 - £163 million), £60 million in respect of the acquisition of 21Seeds (2021 - £nil), and £57 million in respect of the acquisition of Lone River Ranch Water (2021 - £51 million).

The carrying amount of the group's financial assets and liabilities is generally the same as their fair value apart from borrowings. At 31 December 2022, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was £16,716 million, and the carrying value was £17,609 million (30 June 2022 - £15,628 million and £16,020 million, respectively).

 10. Dividends and other reserves

	Six months ended 31 December 2022	Six months ended 31 December 2021
	£ million	£ million
Amounts recognised as distributions to equity shareholders
Final dividend for the year ended 30 June 2022 of 46.82 pence per share (2021 - 44.59 pence)	1,066	1,040

An interim dividend of 30.83 pence per share (2021 - 29.36 pence) was approved by the Board of Directors on 25 January 2023. As the approval was after the balance sheet date, it was not included as a liability.

Other reserves of £2,193 million at 31 December 2022 (2021 - £1,551 million) include a capital redemption reserve of £3,224 million (2021 - £3,206 million), a hedging reserve surplus of £96 million (2021 - £61 million surplus) and an exchange reserve deficit of £1,127 million (2021 - £1,716 million deficit). Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a £22 million (2021 - £22 million) credit to hedging reserve.

11. Acquisition of businesses

Fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of subsidiaries in the six months ended 31 December 2022 were as follows:

Acquisitions
£ million
Brands	45
Property, plant and equipment	24
Inventories	24
Other working capital	1
Deferred tax	(3)
Cash	1
Fair value of assets and liabilities	92
Goodwill arising on acquisition	22
Step acquisition	(10)
Consideration payable	104
Satisfied by:
Cash consideration paid	(96)
Contingent consideration payable	(5)
Deferred consideration payable	(3)
(104)

Diageo completed two acquisitions in the six months ended 31 December 2022: (i) on 29 September 2022, the acquisition of that part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of the Mr Black Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whisky in the United States. The fair values of assets and liabilities acquired in respect of the two acquisitions are provisional and will be finalised in the year ending 30 June 2023.

Cash consideration paid in respect of the acquisition of businesses in the six months ended 31 December 2022 were as follows:

Consideration
£ million
Acquisitions in the year
Subsidiaries
Cash consideration paid	(96)
Cash acquired	1
Investments in associates
Cash consideration paid	(3)
Prior year acquisitions
Subsidiaries
Contingent consideration paid	(8)
Other consideration	(10)
Investments in associates
Capital injection	(28)
Net cash outflow on acquisition of businesses	(144)

12. Assets and liabilities held for sale

	31 December 2022	30 June 2022
	£ million	£ million
Intangible assets	-	165
Property, plant and equipment	103	12
Other investments	-	1
Inventories	19	21
Trade and other receivables	13	23
Cash	47	-
Assets held for sale	182	222
Trade and other payables	(61)	(18)
Corporation tax	(2)	(6)
Deferred tax	(5)	(35)
Provisions	(2)	-
Leases	(2)	(2)
Post employment benefit liabilities	(4)	-
Liabilities held for sale	(76)	(61)
Total	106	161

Assets and liabilities held for sale at 31 December 2022 consisted of Guinness Cameroon S.A., and as at 30 June 2022 assets and liabilities held for sale consisted of the Windsor business in Korea and USL's Popular brands. As at 31 December 2021 there were no assets and liabilities classified as held for sale.

On 14 July 2022, Diageo announced the agreement to sell Guinness Cameroon S.A., its brewery in Cameroon, to Castel Group for £389 million. On completion, Castel will take over the production and nationwide distribution of Guinness in Cameroon under a licence and royalty agreement. The sale is considered to be highly probable as at 31 December 2022 and it is expected to be completed in the year ending 30 June 2023. Consequently, the impacted assets and liabilities were classified as held for sale at 31 December 2022 and measured at cost as the lower of cost and fair value less cost of disposal.

On 27 September 2022, Diageo announced the termination of the conditional agreement to sell its Windsor business in Korea. Consequently, the recoverable assets and liabilities attributable to the business were reclassified out of held for sale.

On 30 September 2022, Diageo announced the completion of the sale of the Popular brands of its USL business. The assets and liabilities attributable to the business were disposed from held for sale. The aggregate consideration for the disposal was £87 million, resulting in an exceptional gain of £4 million.

13. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 31 December 2022, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 31 December 2022, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£63 million) to Dr Mallya over a five-year period of which $40 million (£33 million) was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya's compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£118 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million (£33 million) paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£118 million) (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million (£113 million) plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL's remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) are pending. In light of the uncertainty posed by the ongoing bankruptcy proceedings, the trial of Diageo's claim has been relisted to take place in February 2024.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parities identified pursuant to the Additional Inquiry. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL
In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law and has filed another appeal before the SAT against the order. Diageo's appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.

(e) USL's dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£63 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million (£5 million) remains recoverable from IDBI.

(f) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as a result of tax assessments) may result in losses to the group. In the circumstances where tax authorities have raised assessments, challenging interpretations which may lead to a possible material outflow, these have been included as contingent liabilities. Where the potential tax exposures are known to us and have not been assessed, the group considers disclosure of such matters taking into account their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India. Since assessing an accurate value of contingent liabilities in these markets requires a high degree of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately £568 million for Brazil and up to approximately £131 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 31 December 2022 is £117 million (corporate tax payments of £105 million and indirect tax payments of £12 million).

(g) Information request
In 2021, Diageo received an information request from the US Securities and Exchange Commission relating to Diageo's business operations in certain markets and to its policies, procedures and compliance environment. Diageo is responding to this information request but is currently unable to assess whether the inquiry will evolve into any enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(h) Other
The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and post employment benefit plans. In October 2022 Diageo plc provided an interim credit facility of £1.0 billion to Diageo Pension Trust Limited, split into two separate agreements of £150 million for the Diageo Lifestyle Plan and £850 million for the Diageo Pension Scheme, to support temporary liquidity challenges until 29 December 2022. Subsequently, the Diageo Pension Scheme agreement was extended to 29 June 2023. At 31 December 2022, the outstanding balance due from the scheme under the credit facility was £nil. The movements in the credit facility are included in movements in loans and other investments on the consolidated statement of cash flows.

There were no transactions with related parties during the six months ended 31 December 2022 on terms other than those that prevail in arm's length transactions.

15. Post balance sheet events

On 17 January 2023, Diageo announced that it had reached an agreement to acquire Don Papa Rum, a super-premium dark rum from the Philippines. The upfront consideration is €260 million (£231 million) with further potential consideration of up to €178 million (£158 million) through to 2028 subject to performance, reflecting the brand's expected growth potential.

Independent review report to Diageo plc

Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Diageo plc's condensed consolidated interim financial statements (the "interim financial statements") in the interim results of Diageo plc for the six months ended 31 December 2022 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

The interim financial statements comprise:

●     the condensed consolidated balance sheet as at 31 December 2022;
●     the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●     the condensed consolidated statement of cash flows for the period then ended;
●     the condensed consolidated statement of changes in equity for the period then ended; and
●     the explanatory notes to the interim financial statements.

The interim financial statements included in the interim results of Diageo plc have been prepared in accordance with UK adopted IAS 34 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom ("ISRE (UK) 2410"). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The interim results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority. In preparing the interim results, including the interim financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the interim results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
25 January 2023

a.    The maintenance and integrity of the Diageo plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

b.    Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Additional information
Explanatory notes

Comparisons are to the six months ended 31 December 2021 (2021) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This document includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures
Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ' Six months ended 31 December 2021 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.

(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. Management believes that that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Growth on a constant basis
Growth on a constant basis is a measure used by the group to understand the trends of the business and its recovery towards pre-Covid-19 performance.

2018 (i.e. six months ended 31 December 2018) to 2022  (i.e. six months ended 31 December 2022) growth on a constant basis for volume, sales, net sales and operating profit before exceptional items is calculated by adding up the respective periods' organic movement in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled 'Six months ended 31 December 2018 adjusted'. The most comparable GAAP financial measure is 'Six months ended 31 December 2018 to six months ended 31 December 2022 reported movement %' in the tables below which is calculated by combining the reported movements for the respective periods, expressed as a percentage of the Six months ended 31 December 2018 reported amount.

Adjustment in respect of hyperinflation
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the six months ended 31 December 2022 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
Six months ended 31 December 2018 reported	25.6	25.7	49.2	12.4	17.6	-	130.5
Disposals	(1.3)	-	-	-	(0.3)	-	(1.6)
Six months ended 31 December 2018 adjusted	24.3	25.7	49.2	12.4	17.3	-	128.9
Organic movement (2019)	0.7	(0.3)	(0.4)	(0.1)	0.3	-	0.2
Organic movement (2020)	2.0	(1.2)	(1.4)	0.5	(0.2)	-	(0.3)
Organic movement (2021)	0.2	5.4	1.7	2.0	2.6	-	11.9
Six months ended 31 December 2019, six months ended 31 December 2020 and six months ended 31 December 2021 movement on a constant basis	2.9	3.9	(0.1)	2.4	2.7	-	11.8

Volume (equivalent units)
Six months ended 31 December 2021 reported	28.0	29.4	49.1	14.8	18.9	-	140.2
Disposals(2)	-	(0.5)	(11.6)	-	(0.2)	-	(12.3)
Six months ended 31 December 2021 adjusted	28.0	28.9	37.5	14.8	18.7	-	127.9
Organic movement	(1.1)	(0.1)	3.6	0.9	(1.0)	-	2.3
Acquisitions and disposals(2)	0.1	0.4	6.0	0.1	-	-	6.6
Six months ended 31 December 2022 reported	27.0	29.2	47.1	15.8	17.7	-	136.8
Organic movement %	(4)	-	10	6	(5)	-	2

Six months ended 31 December 2018 to six months ended 31 December 2022 reported growth %	5	14	(4)	27	1	-	5
Six months ended 31 December 2018 to six months ended 31 December 2022 growth on a constant basis %	7	15	7	27	10	-	11

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Sales
Six months ended 31 December 2021 reported	3,257	3,178	2,999	1,052	1,244	23	11,753
Exchange	48	(221)	33	17	6	-	(117)
Disposals(2)	-	(20)	(440)	-	(9)	-	(469)
Six months ended 31 December 2021 adjusted	3,305	2,937	2,592	1,069	1,241	23	11,167
Organic movement	80	269	213	189	58	21	830
Acquisitions and disposals(2)	14	10	225	6	-	-	255
Exchange	448	98	140	130	38	-	854
Hyperinflation	-	113	-	-	-	-	113
Six months ended 31 December 2022 reported	3,847	3,427	3,170	1,394	1,337	44	13,219
Organic movement %	2	9	8	18	5	91	7

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Net sales
Six months ended 31 December 2018 reported	2,356	1,633	1,398	672	821	28	6,908
Exchange	(20)	(20)	3	2	(4)	-	(39)
Disposals	(62)	(1)	(1)	(1)	(29)	-	(94)
Six months ended 31 December 2018 adjusted	2,274	1,612	1,400	673	788	28	6,775
Organic movement (2019)	129	42	62	14	40	(1)	286
Organic movement (2020)	307	(163)	(48)	(9)	(3)	(16)	68
Organic movement (2021)	338	389	181	258	166	12	1,344
Six months ended 31 December 2019, six months ended 31 December 2020 and six months ended 31 December 2021 movement on a constant basis	774	268	195	263	203	(5)	1,698

Net sales
Six months ended 31 December 2021 reported	2,964	1,752	1,531	819	868	23	7,957
Exchange(1)	44	(67)	14	12	4	-	7
Disposals(2)	-	(16)	(68)	-	(7)	-	(91)
Six months ended 31 December 2021 adjusted	3,008	1,669	1,477	831	865	23	7,873
Organic movement	88	164	250	167	52	21	742
Acquisitions and disposals(2)	13	7	35	3	-	-	58
Exchange(1)	408	54	75	99	26	-	662
Hyperinflation	-	85	-	-	-	-	85
Six months ended 31 December 2022 reported	3,517	1,979	1,837	1,100	943	44	9,420
Organic movement %	3	10	17	20	6	91	9

Six months ended 31 December 2018 to six months ended 31 December 2022 reported growth %	49	21	31	64	15	57	36
Six months ended 31 December 2018 to six months ended 31 December 2022 growth on a constant basis %	38	27	32	64	32	57	36

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Marketing
Six months ended 31 December 2021 reported	548	307	263	125	102	6	1,351
Exchange	6	(2)	3	1	-	-	8
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	-	-	-	-	-	1
Disposals(2)	-	-	-	-	(1)	-	(1)
Six months ended 31 December 2021 adjusted	555	305	266	126	101	6	1,359
Organic movement	13	9	24	37	8	2	93
Acquisitions and disposals(2)	7	-	-	1	-	-	8
Exchange	74	5	12	13	3	1	108
Hyperinflation	-	9	-	-	-	-	9
Six months ended 31 December 2022 reported	649	328	302	177	112	9	1,577
Organic movement %	2	3	9	29	8	33	7

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Operating profit before exceptional items
Six months ended 31 December 2018 reported							2,451
Exchange							(19)
Disposal							(44)
Six months ended 31 December 2018 adjusted							2,388
Organic movement (2019)							110
Organic movement (2020)							(85)
Organic movement (2021)							550
Six months ended 31 December 2019, six months ended 31 December 2020 and six months ended 31 December 2021 movement on a constant basis							575

Operating profit before exceptional items
Six months ended 31 December 2021 reported	1,295	613	451	333	176	(125)	2,743
Exchange(1)	4	(36)	3	10	10	(3)	(12)
Fair value remeasurement of contingent considerations and equity option	(4)	(21)	-	-	-	-	(25)
Acquisitions and disposals(2)	-	(10)	-14	-	4	-	(20)
Six months ended 31 December 2021 adjusted	1,295	546	440	343	190	(128)	2,686
Organic movement	(26)	106	119	69	23	(30)	261
Acquisitions and disposals(2)	(6)	2	5	-	-	-	1
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	14	(1)	-	-	-	-	13
Exchange(1)	142	21	23	59	(33)	1	213
Hyperinflation	-	20	-	-	-	-	20
Six months ended 31 December 2022 reported	1,419	694	587	471	180	(157)	3,194
Organic movement %	(2)	19	27	20	12	(23)	10

Organic operating margin % (3)
Six months ended 31 December 2022	41.0	35.6	32.4	41.3	23.2	n/a	34.2
Six months ended 31 December 2021	43.1	32.7	29.8	41.3	22.0	n/a	34.1
Organic operating margin movement (bps)	(206)	286	258	1	126	n/a	9

Six months ended 31 December 2018 to six months ended 31 December 2022 reported growth %							30
Six months ended 31 December 2018 to six months ended 31 December 2022 growth on a constant basis %							35

(i)For the reconciliation of sales to net sales, see page 21.
(ii)Percentages and margin movements are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(1)The impact of movements in exchange rates on reported figures for net sales and operating profit was principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, Brazilian real and the Mexican peso, partially offset by strengthening of sterling against the Turkish lira.
(2)Acquisitions and disposals that had an effect on volume, sales, net sales, marketing and operating profit in the six months ended 31 December 2022, are detailed on page 51.
(3)Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.
In the six months ended 31 December 2022, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume	Sales	Net sales	Marketing	Operating profit
	EUm	£ million	£ million	£ million	£ million
Six months ended 31 December 2021
Disposals
USL Popular brands	(11.6)	(440)	(68)	-	(14)
Archers brand	(0.1)	(9)	(6)	-	(4)
Meta Abo Brewery	(0.2)	(9)	(7)	(1)	4
Picon	(0.4)	(11)	(10)	-	(6)
	(12.3)	(469)	(91)	(1)	(20)

Six months ended 31 December 2022
Acquisitions
Mr Black	-	3	3	1	(1)
Balcones	-	3	3	1	(2)
Mezcal Unión	0.1	6	3	1	-
21Seeds	0.1	8	7	5	(3)
	0.2	20	16	8	(6)
Disposals
USL Popular brands	6.0	225	35	-	5
Archers brand	0.4	10	7	-	2
	6.4	235	42	-	7

Acquisitions and disposals	6.6	255	58	8	1

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the six months ended 31 December 2022 and 31 December 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Profit attributable to equity shareholders of the parent company	2,295	1,965
Exceptional operating and non-operating items	17	31
Exceptional tax items and tax in respect of exceptional operating and non-operating items	(70)	-
Exceptional items attributable to non-controlling interests	1	-
Profit attributable to equity shareholders of the parent company before exceptional items	2,243	1,996

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,274	2,331
Dilutive potential ordinary shares	7	8
Diluted shares in issue excluding own shares	2,281	2,339

	pence	pence
Basic earnings per share before exceptional items	98.6	85.6
Diluted earnings per share before exceptional items	98.3	85.4

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

The group's management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the six months ended 31 December 2022 and 31 December 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Net cash inflow from operating activities	1,248	1,947
Disposal of property, plant and equipment and computer software	6	7
Purchase of property, plant and equipment and computer software	(435)	(382)
Movements in loans and other investments	(2)	3
Free cash flow	817	1,575

Return on average invested capital
Return on average invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the period. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the period, excluding net post employment benefit assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average invested capital for the six months ended 31 December 2022 and 31 December 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Operating profit	3,161	2,743
Exceptional operating items	33	-
Profit before exceptional operating items attributable to non-controlling interests	(111)	(123)
Share of after tax results of associates and joint ventures	172	190
Tax at the tax rate before exceptional items of 23.4% (2021 - 23.0%)	(788)	(675)
	2,467	2,135

Average net assets (excluding net post employment benefit assets/liabilities)	8,977	8,331
Average non-controlling interests	(1,722)	(1,604)
Average net borrowings	14,653	12,220
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average invested capital	25,109	22,148

Return on average invested capital	19.7%	19.3%

Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA (earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at 31 December 2022 and 31 December 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Borrowings due within one year	2,305	1,184
Borrowings due after one year	15,304	12,693
Fair value of foreign currency derivatives and interest rate hedging instruments	(112)	(126)
Lease liabilities	438	360
Less: Cash and cash equivalents	(2,766)	(1,780)
Net borrowings	15,169	12,331
Post employment benefit liabilities before tax	381	486
Adjusted net borrowings	15,550	12,817

Profit for the year	3,657	3,226
Taxation	1,065	1,004
Net finance charges	534	353
Depreciation, amortisation and impairment (excluding exceptional intangible impairment)	506	452
Exceptional intangible impairment	336	-
EBITDA	6,098	5,035
Exceptional operating items (excluding impairment)	85	(2)
Non-operating items	(30)	22
Adjusted EBITDA	6,153	5,055
Adjusted net borrowings to adjusted EBITDA	2.5	2.5
(1) EBITDA and adjusted EBITDA are calculated based on the last 12 months.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2022 and six months ended 31 December 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Tax before exceptional items (a)	720	634
Tax in respect of exceptional items	(13)	-
Exceptional tax credit	(57)	-
Taxation on profit (b)	650	634

Profit before taxation and exceptional items (c)	3,074	2,753
Non-operating items	16	(31)
Exceptional operating items	(33)	-
Profit before taxation (d)	3,057	2,722

Tax rate before exceptional items (a/c)	23.4%	23.0%
Tax rate after exceptional items (b/d)	21.3%	23.3%

Other definitions
Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super and ultra-premium brands; The Singleton, Cardhu, Talisker, Lagavulin, Oban and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Haig Club whisky; Copper Dog whisky; Roe & Co; Bulleit Bourbon, Bulleit Rye; Orphan Barrel whiskey; Tanqueray No. TEN and Tanqueray Malacca gin; Aviation, Chase, Jinzu and Villa Ascenti gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos, DeLeón and 21Seeds tequila; Mezcal Unión mezcal; Zacapa, Bundaberg Master Distillers' Collection and Pampero Aniversario rum; Shui Jing Fang, Seedlip, Belsazar and Pierde Almas.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars include Buchanan's, Bundaberg, Crown Royal, J&B, McDowell's, Old Parr, Yenм Raki, Black & White, Shui Jing Fang, Windsor and Ypiуca. Global giants and local stars exclude ready to drink, non-alcoholic variants and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases internal price tier definitions on a segmentation most consistent with IWSR as the IWSR taxonomy is widely accepted and provides the industry with a common point of reference.

References to the disposal of the USL Popular brands includes non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

Risk factors

The principal risks and uncertainties facing Diageo are set out on pages 42 to 46 of the Annual Report for the year ended 30 June 2022 and pages 82 to 92 of Diageo's Annual Report on Form 20-F for the year ended 30 June 2022. These principal risks and uncertainties include: climate change & sustainability; regulation, trade barriers and indirect tax; pandemic and business interruption; geopolitical and macroeconomic volatility; international direct tax; supply chain disruption; cyber and IT resilience; business ethics and integrity; consumer disruption; and product quality and counterfeit.

The nature and potential impact of the principal risks and uncertainties facing Diageo did not change in the six months ended 31 December 2022, and are not expected to change in respect of the second six months of the financial year.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including the statements set forth in the 'Fiscal 23 Outlook' section and any other statements with respect to trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

-   economic, political, social or other developments in countries and markets in which Diageo operates, including macroeconomic events that may affect Diageo's customers, suppliers and/or financial counterparties;

-   the impact of the Covid-19 pandemic, or any other global or regional public health threats, on Diageo's business, financial condition, cash flows and results of operation;

-   the elevated geopolitical instability as a result of Russia's invasion of Ukraine;

-   the effects of climate change, or legal, regulatory or market measures intended to address climate change;

-   changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no alcohol products and/or developments in e-commerce);

-   changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures;

-   changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions;

-   any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities);

-   legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce;

-   the consequences of any failure of internal controls;

-   the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation;

-   cyber-attacks or any other disruptions to core business operations;

-   contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales;

-   Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;

-   increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo's products and consolidations by competitors and retailers;

-   increased costs for, or shortages of, talent, as well as labour strikes or disputes;

-   Diageo's ability to derive the expected benefits from its business strategies, including Diageo's investments in e-commerce and its luxury portfolio;

-   fluctuations in exchange rates and/or interest rates;

-   a tightening of global financial conditions, including an extended period of constraint in the capital markets which Diageo may access;

-   movements in the value of the assets and liabilities related to Diageo's pension plans;

-   Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or

-   any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above cautionary factors, by the 'Risk Factors' section immediately preceding those and by the 'Risk Factors' included in Diageo's Annual Report on Form 20-F for the year ended 30 June 2022 filed with the US Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2023.

Statement of directors' responsibilities

Each of the Directors of Diageo plc confirms that, to the best of his or her knowledge:

-   the condensed interim financial statements have been prepared in accordance with UK adopted IAS 34, 'Interim Financial Reporting', IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB'), IAS 34 'Interim Financial Reporting' as adopted by the EU and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority;

-   the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

●    an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●    material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The Directors of Diageo plc are as follows: Javier Ferrán (Chairman), Sir Ivan Menezes (Chief Executive), Lavanya Chandrashekar (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn and Ireena Vittal.

Webcast and presentation slides

At 07:15 (UK time) on Thursday 26 January 2023, Ivan Menezes, Chief Executive and Lavanya Chandrashekar, Chief Financial Officer will present Diageo's interim results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call

Ivan Menezes and Lavanya Chandrashekar will be hosting a Q&A conference call on Thursday 26 January 2023 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0) 20 3936 2999
From the UK (free call):	0800 640 6441
From the USA:	+1 646 664 1960
From the USA (free call):	+1 855 9796 654

The conference call is for analysts and investors only. To join the call please use the conference ID code already sent to you or email investor.relations@diageo.com.

Transcript

Following the Q&A conference call, a transcript will be available. You can access the transcript below:

https://www.diageo.com/en/investors/results-reports-and-presentations

Investor enquiries to:	Durga Doraisamy	+44 (0) 7902 126906
	Andy Ryan	+44 (0) 7803 854842
investor.relations@diageo.com

Media enquiries to:	Dominic Redfearn	+44 (0) 7971 977759
	Rebecca Perry	+44 (0) 7590 809101
	Isabel Batchelor	+44 (0) 7731 988857
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 26 January 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary